UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 30, 2011 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2010 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Final Terms No. 2 to be dated April 5, 2012, relating to Petróleos Mexicanos’ CHF300,000,000 2.50% Notes due 2019.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Analysis and Review of the Administration of the Operations and Financial Results of PEMEX

2011 Summary

Total sales amounted to Ps. 1,558.4 billion.

Crude oil production remained above 2.5 MMbd.

Taxes paid increased 33.9%, amounting to Ps. 876.0 billion (U.S. $62.6 billion).

During 2011, PEMEX recorded a net loss of Ps. 91.5 billion (U.S. $6.5 billion), as a result of an increase in taxes and duties of Ps. 221.9 billion, as well as an increase in losses due to comprehensive financing result, which recorded a loss of Ps. 91.6 billion.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

FINANCIAL RESULTS

Total Revenues from Sales and Services

During 2011, total revenues from sales and services increased by 21.6% to Ps. 1,558.4 billion (U.S. $111.4 billion) as compared to 2010.

Domestic Sales

From January 1 to December 31, 2011, total domestic sales increased by 13.9% to Ps. 779.2 billion (U.S. $55.7 billion) due to higher prices in domestic products sold such as gasoline, diesel, fuel oil, jet fuel, and asphalt, primarily.

Exports

Total exports for 2011 increased by 30.4% to Ps. 773.0 billion (U.S. $55.2 billion) as compared to 2010. The Ps. 180.1 billion increase (30.4%) was primarily due to higher prices of the Mexican crude oil basket in the international markets. The average price per barrel was of U.S. $100.92 in 2011, as compared to U.S. $72.07 in 2010.

Cost of Sales

From January 1, 2011 to December 31, 2011 cost of sales increased by 23.6%, primarily as a result of:

•	a 41.5% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;

•	an 18.1% increase in exploration expenses, as well as a 35.2% increase in preservation and maintenance expenses;

•

a 23.8% increase in operating expenses, due to increases in the costs of personal services, materials, auxiliary services payable to third parties, freights and insurance, and guarantee letters. These increased expenses were partially offset by an 89% decrease in fees paid to third parties.

The previous was partially offset by decreases of 1.8% in amortization expenses, and of 10.0% in the net cost of employee benefits during the period.

Also during 2011, general expenses, which are composed of distribution expenses and administrative expenses, decreased by 7.6%.

Distribution expenses decreased by 5.8%, due to:

•	a 12.0% decrease in the net cost for the period of employee benefits; and

•	a 1.9% decrease in operating expenses, as a result of decreases in fees paid to third parties, freights charges, and leases.

Administrative expenses decreased by 8.4% due to:

•	an 8.5% decrease in the net cost for the period of employee benefits; and

•	a 9.2% decrease in medical services, fees paid to third parties, travel expenses, insurance, and guarantee letters. These were partially offset by an increase in depreciation expenses.

Other Revenue (Expenses)

Additionally during 2011, other revenues recorded an increase of 173.2% as compared to 2010. This was primarily as a result of an increase in the accrued amount of IEPS credit of 143.1%.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Comprehensive Financing Result

From January 1, 2011 to December 31, 2011, the comprehensive financing result recorded a negative result of Ps. 79.7 billion due to:

•	higher net interest expenses, as a result of the financial instruments valuation; and

•	an increase in exchange loss, due to a depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during 2010, from Ps. 12.36 to Ps. 13.99 per dollar.

Net Income

During 2011, PEMEX recorded a net loss of Ps. 91.5 billion (U.S. $6.5 billion), due to an increase in taxes and duties of Ps. 221.9 billion, and as a result of the negative comprehensive financing result of Ps. 91.6 billion. The net loss was partially offset by the increase in total sales and other revenues.

Current Assets

As of December 31, 2011, current assets increased by 13.2% as compared to December 31, 2010, to Ps. 357.5 billion. The Ps. 41.6 billion increase recorded is primarily due to a 27.9% increase in account receivables, which was partially offset by a 19.2% decrease in derivative financial instruments.

Property, plant and equipment

Property, plant and equipment increased by 8.6%, amounting to Ps. 1,152.5 billion, as compared to December 31, 2010.

Current Liabilities

Current liabilities increased by 22.3% as compared to December 31, 2010, totaling Ps. 253.5 billion, primarily due to an increase of Ps. 20.9 billion in short term debt; a Ps. 13.2 billion increase in taxes and duties payable; an increase of Ps. 9.8 billion in suppliers and a Ps. 3.5 billion increase in accounts and accrued expenses payable.

Equity

As of December 31, 2011, PEMEX recorded negative equity totaling Ps. 193.9 billion, as compared to negative equity of Ps. 111.3 billion as of December 31, 2010. It is worth noting that PEMEX’s current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

OPERATING RESULTS

Crude Oil Production

In 2011, PEMEX’s strategy consisted of expanding its productive assets, and stabilizing or increasing production from its current assets. During the year, several events adversely affected production, such as bad weather conditions and unplanned downtimes of plants.

Crude oil production amounted to an average of 2,550 Mbd, a decrease of 1.0% (26 Mbd) as compared to 2010, due to:

•	maintenance works carried out at the Yuum K’ak’ Naab floating production storage and offloading (FPSO) vessel;

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

•	the unfavorable weather conditions caused by Tropical Storm Nate;

•	delays in completion of wells at Cantarell, due to delays in the contracting of drilling rigs as a result of longer tender processes;

•	temporary downtimes at the Cantarell nitrogen plant, which supplies nitrogen to several projects to maintain the fields’ pressure.

•	the natural decline of fields in the Antonio J. Bermúdez and Jujo-Tecominoacán projects in the Southern Region, as well as the Cantarell project in the Northeastern Marine Region; and

•	an advance of the oil-gas contact zone at the Ixtal-Manik and Caan projects in the Southeastern Marine Region.

The decline in crude oil production was partially offset by production increases in the Yaxche, Delta del Grijalva, Ogarrio Magallanes and ATG projects.

Natural Gas Production

During 2011, natural gas production recorded a 6.1% decrease (does not include nitrogen), amounting to 6,594 MMcfd, primarily due to:

•

lower production at the Burgos and Veracruz assets in the Northern Region, as a result of a programmed reduction in drilling activities and completion of wells, in response to current market conditions, largely caused by the downward trend observed in natural gas prices in the United States market; and

•	a decrease in associated gas production at the Antonio J. Bermudez project and the Cantarell asset, as a result of the field’s administration.

Gas Flaring

During 2011, gas flaring decreased by 40.8% to 249 MMcfd, due to:

•	new infrastructure installed on marine platforms for the handling and transportation of gas;

•	the establishment of strategies to strengthen operational reliability; and

•	the implementation of strategies at Cantarell to optimize the exploitation of wells with high gas content.

As a result of these activities, the natural gas use as a percentage of production reached 95.8% in 2011.

Crude Oil Processing

Crude oil processing increased by 11.8%, during the fourth quarter of 2011, as a result of the recovery of capacity that had been temporarily suspended due to the incident at the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

PEMEX’s usage of its primary distillation capacity increased by 2.7 percentage points, from 69.1% to 71.8% of its total capacity.

Total crude oil processing during 2011 amounted to 1,167 Mbd, a 1.5% decrease as compared to 2010, primarily as a result of maintenance projects in the national refining system and power outages, which caused downtimes and delays in the processing.

During 2011, the national refining system recorded a negative variable refining margin of U.S. $0.09 per barrel by year-end, as compared with U.S. $0.21 per barrel recorded by year-end 2010, in response to better operating and market conditions.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Production of Petroleum Products

During 2011, total petroleum production decreased by 3.3%, to 1,316 Mbd.

Natural Gas Processing

Total natural gas processing for 2011 recorded an increase of 1.2%, reaching a total of 4,527 MMcfd. This increase is primarily due to greater availability of sweet and sour wet gas, mostly from fields in the Northern and Southern Regions, respectively. At the same time, condensates processing increased by 7.4% due to increased production from the Marine and Northern Regions.

As a result, dry gas and natural gas liquids production increased by 2.0% and 1.5%, respectively, as compared to 2010.

Petrochemicals Production

During 2011, the production of petrochemical products amounted to 5,583 Mt, an 8.8% decrease as compared to 2010, in line with the company’s strategy of channeling production into the most profitable chains, as well as from maintenance in the ethylene and vinyl chloride plants at the Morelos Petrochemical Complex and unplanned downtimes in the acrylonitrile plant at the same complex.

The aromatics and derivatives chain production decreased as a result of a reduction of the gasoline component in manufacturing, in response to increased input costs. The propylene and derivatives chain production decreased due to a decline in demand for these products. In addition, as a result of the maintenance activities previously mentioned, the ethane derivatives chain also recorded a decrease in production.

The decline in total production of petrochemical products was partially offset by an increase in the methane derivatives chain of 5.4%, due to greater outputs of methanol.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of December 31, 2011, PEMEX had negative equity totaling Ps. 193.9 billion, as compared to negative equity of Ps. 111.3 billion recorded as of December 31, 2010. It is of importance that PEMEX’s current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

During 2011, there were no capitalized payments to the equity of Petróleos Mexicanos, the subsidiary entities and subsidiary companies by the Mexican federal government (which we refer to as the Federal Government).

Liquidity Management

On December 22, 2011, Petróleos Mexicanos signed a four-year revolving credit line for Ps. 10 billion.

As of December 31, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S. $3.25 billion which are completely available to PEMEX.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Debt
	Balance as of December 31
	(billions of pesos)
	2010		2011
Short-term	Ps.	89.6	Ps.	110.5
Long-term	Ps.	575.1	Ps.	672.3
Total debt	Ps.	664.7	Ps.	782.8

The following are the main financing activities carried out during 2011:

Capital Markets

•	On March 15, 2011, Petróleos Mexicanos issued Ps. 10.0 billion of certificados bursátiles (publicly traded notes) which mature on March 8, 2016, at 28 days floating TIIE rate plus 21 basis points.

•	On June 2, 2011, Petróleos Mexicanos issued U.S. $1.25 billion of its 6.500% Notes paid semi-annually and due in June 2041.

•	On July 26, 2011, Petróleos Mexicanos reopened U.S. $1.0 billion of its 5.50% Notes paid semi-annually and due in January 2021, which were originally issued in July 2010.

•	On October 3, 2011, Petróleos Mexicanos issued approximately Ps. 10.0 billion of certificados bursátiles (publicly traded notes) in two tranches:

•	Ps. 7.0 billion due in 2017, at TIIE + 24 basis points; and

•	the equivalent of approximately Ps. 3.0 billion, denominated in UDIs (Investment Units) due in 2021, at a 3.55% semi-annual fixed coupon.

•	On October 18, 2011, Petróleos Mexicanos reopened U.S. $1.25 billion of its 6.500% Bonds paid semi-annually and due in June 2041, which were originally issued in May 2011.

•

On December 7, 2011, Petróleos Mexicanos issued Ps. 10.0 billion of its 7.65% Notes paid semi-annually and due on November 2021, Ps. 7.0 billion of which were issued through a GDN (Global Depositary Note).

•	On January 24, 2012, Petróleos Mexicanos issued U.S. $2.1 billion of its 4.875% Notes paid semi-annually and due on January 2022.

ECAs

•	During the fourth quarter of 2011, Petróleos Mexicanos borrowed U.S. $1.0 billion from a credit line guaranteed by the Export Credit Agencies (ECAs).

•	On September 23, 2011, Petróleos Mexicanos borrowed U.S. $0.8 billion from a credit line guaranteed by the Norway GIEK Export Credit Agency.

Bank Loans

•	On December 29, 2011, Petróleos Mexicanos obtained a U.S. $200 million bank loan which matures in December 2016.

•	On December 29, 2011, Petróleos Mexicanos obtained Ps. 3.5 billion from a Ps. 7.0 billion credit line which matures in December 2016.

Others

During the fourth quarter of 2011, Petróleos Mexicanos obtained U.S. $359.4 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities, financing and investment

As of December 31, 2011, according to PEMEX’s consolidated financial statements under Mexican Financial Reporting Standards, net cash flow from operating activities was Ps. 177.3 billion, as compared to Ps. 166.0 billion in 2010. Cash and cash equivalents totaled Ps. 117.1 billion, compared to Ps. 133.6 billion in the same period of 2010.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Treasury Policies

As far the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities for managing their funds, stating that Petróleos Mexicanos may only invest in:

a) Government securities.

b) Financial transactions by the Federal Government.

c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.

d) Balances with the Treasury.

e) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale

Long Term

Fitch: AA(mex)

Standard and Poor’s: mxAA-

Moody’s: AAmx

International Scale

Long Term

Fitch: BBB

Standard and Poor’s: BBB

Moody’s: Baa1

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de México. Foreign exchange transactions, by volume, are performed with the Banco de México.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

Petróleos Mexicanos invariably seeks funds in which investments are classified by the Banco de México as having sufficient liquidity ratio, and which, in turn, comply with various provisions that govern PEMEX’s operation.

Cash and cash equivalents currencies

Petróleos Mexicanos’s cash and cash equivalents relies primarily in Mexican pesos and U.S. dollars, since it comes from the sales of its products, whether domestic or international. Petróleos Mexicanos also makes payments of various expenses and debt in those currencies.

Relevant investment capital

Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) “relevant credit information” from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement

Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately Ps. 4.6 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert’s evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of the date of this report, a resolution is still pending.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately Ps. 1.5 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert’s evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of the date of this report, a resolution is still pending.

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2011

INTERNAL CONTROL

Petróleos Mexicanos’ management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures to:

(I) Make sure that the records reasonably deemed necessary are accurate and complete and reflect the transactions and movements of PEMEX’s assets;

(II) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX’s expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(III) Provide management staff with reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX’s financial statements.

For the proper performance of its duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, which has within its powers the establishment of a risk management system affecting the situation and financial operations of Petróleos Mexicanos, and regularly reports to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee informs the Board of Directors of the status of the internal control system and proposes amendments.

In order to perform their functions, the Audit and Performance Evaluation Committee verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting; and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

PETRÓLEOS MEXICANOS,

SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(With Independent Auditors’ Report)

(Translation from Spanish Language Original)

Independent Auditors’ Report

(Translation from Spanish Language Original)

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statement of financial positions of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2011 and 2010 restated, and as of January 1, 2010 restated (see Note 3 (ab)) and the related consolidated statements of operations, equity (deficit) and cash flows for the years ended December 31, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the PEMEX’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During 2011, accounting changes were made as disclosed in note 3(ab) to the consolidated financial statements. Therefore, the consolidated financial statements as of December 31, 2010 and the statement of financial position as of January 1, 2010 were adjusted to recognize the effects of the application of FRS C-4 “Inventories”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2011 and 2010 and as of January 1, 2010 and the results of their operations and the changes in their equity (deficit) and cash flows for the years ended as of December 31, 2011, 2010 and 2009, in conformity with Mexican Financial Reporting Standards.

KPMG CARDENAS DOSAL, S. C.

/S/ EDUARDO PALOMINO
Eduardo Palomino
March 16th, 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITIONS

YEARS ENDED DECEMBER 31, 2010 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	December 31, 2011		December 31, 2010		January 1, 2010
			(Restated (Note 3(ab)(i))		(Restated (Note 3(ab)(i))
Assets:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	117,100,111	Ps.	133,587,079	Ps.	159,760,316
Accounts, notes receivable and other—Net (Note 6)		154,658,669		120,887,383		126,755,377
Inventories—Net (Note 7 and Note 3(ab)(i))		44,152,462		40,518,866		38,449,015
Derivative financial instruments (Note 12)		16,903,030		20,917,211		26,277,917
Available-for-sale investment (Note 8)		24,655,980		—		—

		240,370,141		182,323,460		191,482,309

Total current assets		357,470,252		315,910,539		351,242,625

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others (Note 9)		12,913,364		11,116,080		9,762,401
Wells, pipelines, properties, plant and equipment—Net (Note 10)		1,152,505,680		1,061,387,901		967,591,500
Other assets—Net		10,455,680		6,782,060		4,986,588

Total assets	Ps.	1,533,344,976	Ps.	1,395,196,580	Ps.	1,333,583,114

Liabilities and Equity (deficit)
Liabilities:
Current liabilities:
Current portion of long-term debt (Note 11)	Ps.	110,497,449	Ps.	89,554,617	Ps.	102,600,324
Suppliers		53,313,171		43,474,439		63,277,711
Accounts and accrued expenses payable		13,109,526		9,602,215		11,590,917
Taxes and duties payable		65,770,459		52,565,900		48,453,301
Derivative financial instruments (Note 12)		10,779,297		12,056,457		17,038,139

Total current liabilities		253,469,902		207,253,628		242,960,392
Long-term liabilities:
Long-term debt (Note 11)		672,275,110		575,170,797		529,258,434
Reserve for sundry creditors and others		64,284,261		55,493,441		43,524,319
Reserve for employee benefits (Note 13)		731,016,999		661,365,065		576,200,934
Deferred taxes (Note 20(k) and (m))		6,217,833		7,215,760		6,933,120

Total liabilities		1,727,264,105		1,506,498,691		1,398,877,199
Equity (deficit) (Note 15):
Certificates of Contribution “A”		96,957,993		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		180,382,423		180,382,423		180,382,301
Legal reserve		987,535		987,535		987,535
Donation surplus		3,446,743		3,446,743		1,004,346
Accumulated other comprehensive income		13,262,597		4,396,294		6,319,602

		295,037,291		286,170,988		285,651,777

Accumulated losses:
Deficit from prior years (Note 3(ab)(i))		(397,473,099)		(350,945,862)		(350,945,862)
Net loss for the year (Note 3(ab)(i))		(91,483,321)		(46,527,237)		—

		(488,956,420)		(397,473,099)		(350,945,862)

Total deficit		(193,919,129)		(111,302,111)		(65,294,085)
Commitments and contingencies (Notes 16 and 17)		—		—		—
Subsequent events (Note 21)		—		—		—

Total liabilities and equity	Ps.	1,533,344,976	Ps.	1,395,196,580	Ps.	1,333,583,114

See accompanying notes to consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands)

	2011		2010		2009
			(Note 3(ab)(i))		(Note 3(ab)(i))
Net sales:
Domestic	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519
Export		772,965,362		592,907,683		488,260,296
Services income		6,265,586		5,303,292		5,291,516

		1,558,428,922		1,282,064,310		1,089,921,331
Cost of sales (Note 3(g) and 3(ab)(i))		780,625,539		631,355,045		560,842,783

Gross income		777,803,383		650,709,265		529,078,548
General expenses:
Transportation and distribution		31,349,011		33,274,186		31,856,197
Administrative		65,029,047		70,978,545		68,652,803

Total general expenses		96,378,058		104,252,731		100,509,000

Operating income		681,425,325		546,456,534		428,569,548

Other revenues (principally IEPS benefit)—Net (Note 20(j) and Note 3(ab)(iii))		195,544,884		71,585,528		39,768,759

Comprehensive financing result:
Interest paid—Net (includes valuation effects of derivative financial instruments (Note 12(viii) and Note 3(z))		(32,840,763)		(32,136,671)		(29,992,464)
Exchange (loss) gain—Net (Note 3(z))		(58,800,623)		20,167,333		14,684,597

		(91,641,386)		(11,969,338)		(15,307,867)

(Loss) profit sharing in non-consolidated subsidiaries, affiliates and others (Note 3(ab)(iii) and Note 9)		(796,398)		1,540,688		(767,228)

Income before taxes, duties and other		784,532,425		607,613,412		452,263,212
Hydrocarbon extraction duties and others (Note 20)		871,686,746		649,956,286		542,374,559
Hydrocarbon income tax (Note 20(k))		708,469		2,459,557		2,502,651
Income tax (Note 20(m))		3,620,531		1,724,806		1,755,848

		876,015,746		654,140,649		546,633,058

Net loss for the year	Ps.	(91,483,321)	Ps.	(46,527,237)	Ps.	(94,369,846)

See accompanying notes to consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands)

	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Accumulated other comprehensive income										Total
															Accumulated losses
									Investment Securities		Derivative financial instruments		Cumulative currency translation effect		For the year		From prior years
Previously reported balances as of January 1, 2009	Ps.	96,957,993	Ps.	179,915,091	Ps.	987,535	Ps.	884,462	Ps.	—	Ps.	(2,374,351)	Ps.	8,344,483	Ps.	(112,076,444)	Ps.	(145,753,335)	Ps.	26,885,434
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		1,253,763		—		1,253,763

Adjusted balances as of January 1, 2009		96,957,993		179,915,091		987,535		884,462		—		(2,374,351)		8,344,483		(110,822,681)		(145,753,335)		28,139,197
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		110,822,681		(110,822,681)		—
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		292,172		—		292,172
Mexican Government contributions to Petróleos Mexicanos (Note 15)		—		467,210		—		—		—		—		—		—		—		467,210
Increase in donation surplus (Note 15)		—		—		—		119,884		—		—		—		—		—		119,884
Comprehensive loss for the year (Note 14)		—		—		—		—		—		2,532,882		(2,183,412)		(94,662,018)		—		(94,312,548)

Adjusted balances as of January 1, 2010		96,957,993		180,382,301		987,535		1,004,346		—		158,531		6,161,071		(94,369,846)		(256,576,016)		(65,294,085)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		94,369,846		(94,369,846)		—
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		935,371		—		935,371
Mexican Government contributions to Petróleos Mexicanos (Note 15)		—		122		—		—		—		—		—		—		—		122
Increase in donation surplus		—		—		—		2,442,397		—		—		—		—		—		2,442,397
Comprehensive loss for the year (Note 14)		—		—		—		—		—		(390,909)		(1,532,399)		(47,462,608)		—		(49,385,916)

Adjusted balances as of December 31, 2010		96,957,993		180,382,423		987,535		3,446,743		—		(232,378)		4,628,672		(46,527,237)		(350,945,862)		(111,302,111)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		46,527,237		(46,527,237)		—
Comprehensive loss for the year (Note 14)		—		—		—		—		3,872,160		232,378		4,761,765		(91,483,321)		—		(82,617,018)

Balances as of December 31, 2011	Ps.	96,957,993	Ps.	180,382,423	Ps.	987,535	Ps.	3,446,743	Ps.	3,872,160	Ps.	—	Ps.	9,390,437	Ps.	(91,483,321)	Ps.	(397,473,099)	Ps.	(193,919,129)

See accompanying notes to consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands)

	2011		2010		2009
Operating activities:
Income before taxes, duties and other	Ps.	784,532,425	Ps.	607,613,412	Ps.	452,263,212
Activities related to investing activities:
Depreciation and amortization		97,753,019		96,481,781		76,890,687
Impairment of properties, pipelines, plant and equipment		(11,689,832)		9,958,603		1,731,229
Unsuccessful wells		12,021,450		11,619,243		15,124,465
Disposal of properties, plant and equipment		3,496,758		3,074,468		948,725
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		796,398		(1,540,688)		767,228
Dividends received		(599,907)		—		—
Unrealized exchange loss (gain) for wells accruals		4,982,817		(1,315,709)		(665,134)
Activities related to financing activities:
Unrealized foreign exchange loss (gain)		69,417,356		(28,458,699)		(18,449,352)
Derivative financial instrument valuation effect		2,378,555		1,895,731		(9,963,741)
Interest expense		34,830,543		39,703,900		49,417,938

		997,919,582		739,032,042		568,065,257
Funds (used in) provided by operating activities:
Derivative financial instruments		590,844		(1,907,617)		826,910
Accounts and notes receivable		(33,771,286)		5,867,996		(9,102,301)
Inventories		(3,633,596)		(2,069,852)		28,276,324
Other assets		(3,673,619)		(1,795,472)		11,319,820
Accounts payable and accrued expenses		3,507,311		(1,988,703)		3,620,326
Taxes paid		(862,811,187)		(650,028,049)		(514,852,268)
Suppliers		9,838,731		(19,803,272)		27,895,940
Reserve for sundry creditors and others		699,864		13,284,831		7,812,215
Reserve for employee benefits		69,651,934		85,164,131		81,117,391
Deferred taxes		(997,927)		282,641		(106,858)

Net cash flows from operating activities		177,320,651		166,038,676		204,872,756

Investing activities:
Acquisition of property, pipelines, plant and equipment		(175,849,686)		(184,584,476)		(213,232,138)
Exploration costs		(4,135,188)		(6,343,062)		(1,189,944)
Available-for-sale investments (Note 9)		(20,783,820)		—		—
Dividends (Note 9)		599,907		—		—

Net cash flows from investing activities		(200,168,787)		(190,927,538)		(214,422,082)

Cash flow to be obtained from financing activities		(22,848,136)		(24,888,862)		(9,549,326)

Financing activities:
Increase in equity from the Mexican Government		—		122		467,210
Loans obtained from financial institutions		189,693,018		235,881,933		160,177,586
Debt payments, principal only		(152,118,845)		(197,098,458)		(99,607,497)
Interest paid		(33,381,090)		(38,722,581)		(49,073,057)

Net cash flows from financing activities		4,193,083		61,016		11,964,242

Net (decrease) increase in cash and cash equivalents		(18,655,053)		(24,827,846)		2,414,916
Effects of change in cash value		2,168,085		(1,345,391)		(1,535,857)
Cash and cash equivalents at the beginning of the year		133,587,079		159,760,316		158,881,257

Cash and cash equivalents at the end of the year	Ps.	117,100,111	Ps.	133,587,079	Ps.	159,760,316

See accompanying notes to consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 1—APPROVAL:

On March 16, 2012, the consolidated financial statements under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIFs”) and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”), where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined below) and the Subsidiary Companies (as defined below) are referred to collectively herein as “PEMEX.”

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“PEP”);

•	Pemex-Refinación (“PR”);

•	Pemex-Gas y Petroquímica Básica (“PGPB”); and

•	Pemex-Petroquímica (“PPQ”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by PPQ.

The principal objectives of the Subsidiary Entities are as follows:

I.	PEP explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	PR refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	PGPB processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	PPQ engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In September 2009, new regulations to the Regulations to the Petróleos Mexicanos Law and to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law, or the “Regulations”) were published. They regulate the application of the Petróleos Mexicanos Law and the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was amended effective August 10, 2010, August 3, 2011 and February 24, 2012.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The “Subsidiary Companies” are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(b)).

“Non-consolidated subsidiary companies and affiliates,” as used herein, means (a) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment or does not have effective control (see Note 3(k)).

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refer to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation and “Canadian dollars” or “CAD” refers to the legal currency of Canada. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX.

Because PEMEX is an industrial entity, and in accordance with FRS B-3 “Statement of Operations,” PEMEX classifies ordinary costs and expenses based on their function in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a) Effects of inflation on the financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the statement of financial position date, and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) determined by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or “INEGI”) and published by Banco de México. Cumulative inflation for the last three years, including the reporting year, and the indices used in calculating inflation, are as follows:

December 31,	NCPI(1)	Inflation
		For the year	3-year accumulated
2011	103.551	3.82%	12.26%
2010	99.742	4.40%	15.19%
2009	95.536	3.57%	14.48%

(1)	In 2011, the base year for the calculation of NCPI was changed by INEGI, which recalculated the NCPI figures for 2011 and prior years to reflect the change in base year. This change did not affect previously reported inflation.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(b)	Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the financial statements of the Subsidiary Entities and the Subsidiary Companies as of December 31, 2011 and 2010.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(3); P.M.I. Trading, Ltd. (“PMI Trading”)(3); P.M.I. Holdings North America, Inc. (“PMI HNA”)(3); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(3); P.M.I. Holdings, B.V. (“PMI HBV”)(3); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(3); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”)(3); P.M.I. Services, B.V. (“PMI SHO”)(3); Pemex Internacional España, S.A. (“PMI SES”)(3); Pemex Services Europe, Ltd. (“PMI SUK”)(3); P.M.I. Services North America, Inc. (“PMI SUS”)(3); Mex Gas International, Ltd. (“MGAS”); Pemex Finance, Ltd. (FIN); the Master Trust (MT)(1); Fideicomiso F/163 (MTN)(1) and RepCon Lux(2).

(1)	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. During 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the financial statements of PEMEX as of December 31, 2011.
(2)	The financial information of RepCon Lux was consolidated in the financial statements of PEMEX until July 28, 2009, when RepCon Lux was formally liquidated.
(3)	Member company of the “PMI Group.”

(c)	Translation of foreign currency financial statements

The financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate and/or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the information comes from a non-inflationary or an inflationary economic environment.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(d)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, which are cash and cash equivalents that have certain limits on their use. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

(f)	Accounts, notes receivable and other

Accounts receivable at December 31, 2011 and 2010 are reported at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula (see Note 7). PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale (see Note 3(ab)(i)).

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(h)	Investment securities

Investment securities include both debt and equity securities and are classified as held-to-maturity securities, trading securities or available-for-sale securities. The classification of a particular investment is based on the intent of PEMEX’s management as to the length of time it will hold each investment. Each type of security is initially recorded at its acquisition cost and accounted for as follows:

(i)	Held-to-maturity investments are those investments that the company has the intent and ability to hold to maturity and are recorded at amortized cost. The amortization of premiums or discounts is included in the effective interest rate, which is used to record the interest income derived from these instruments. Any losses on the book value attributable to a decline in credit quality of the issuer are recorded in the statement of operations.

(ii)	Trading securities are those instruments that are bought and held by the company for the purpose of selling them in the near term. Trading securities are recorded at fair market value, which corresponds to the price an entity would realize if it were to sell an asset, or the price it would pay to relieve a liability, in a current arm’s length transaction between knowledgeable and willing parties. Any gains or losses due to changes in fair market value of a trading instrument are recorded as gains or losses in the statement of operations.

(iii)	Available-for-sale securities are those debt or equity investments that are not classified as a held-to-maturity or trading securities. Available-for-sale securities are recorded at fair market value. Any changes in the fair market value of these instruments are recognized in the comprehensive result component of equity. Interest income realized from debt instruments categorized as available-for-sale is recorded in the statement of operations.

(i)	Derivative financial instruments and hedging operations

As of December 31, 2011 and 2010, the derivative financial instruments (“DFIs”) for trading and hedging purposes which were recognized in the statement of financial position were recorded at their fair value, in accordance with the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities” (see Note 12). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are formally designated and that qualify as hedges are recorded using cash flow or fair value hedge accounting.

(j)	Financial instruments with characteristics of liability, equity or both

Financial instruments entered into by PEMEX with characteristics of liability, equity or both, are recorded at the time they are created as a liability at fair value, as equity or as both, depending on their components.

Initial costs incurred in connection with these instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is recorded in equity.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(k)	Permanent investments in shares of non-consolidated subsidiary companies, affiliates and others

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the financial statements of the issuing companies as of December 31, 2011 and 2010. Certain non-consolidated subsidiary companies and affiliates were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method (see Note 9).

(l)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. See Notes 3(m) and 10.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments.

In 2011, due to the particular characteristics of the Burgos fields, the amortization guidelines for those fields were modified to adjust total reserves by a factor corresponding to the probability of success of the wells.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The annual depreciation rates used by PEMEX are as follows:

	%	Years
Plants and drilling equipment	3-5	33-20
Offshore platforms and pipelines	4	25
Buildings	3	33
Furniture, fixtures, software and computers	10-25	10-4
Transportation equipment	4-20	25-5

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Notes 3(o) and 10).

(m)	Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future, or (b) proved reserves are identified within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(n)	Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The costs and obligations related to the retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned (see Note 3(ab)).

(o)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations to recognize the asset at its recoverable amount (see Note 10).

(p)	Reserve for abandonment cost of wells

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized at the end of each period. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life (see Note 10(c)).

(q)	Leases

In accordance with Bulletin D-5, “Leases,” as amended in 2011, PEMEX classifies as capital leases all those leases where PEMEX assumes substantially all of the risks and benefits of the leased property, whether or not there is a transfer of title. All other leases are considered to be operating leases.

In addition, in accordance with IFRIC 4, “Determining Whether an Arrangement Contains a Lease,” issued by the IFRS Interpretations Committee, PEMEX assesses at the execution date of any contract whether such contract relates to or contains a lease.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(r)	Other assets

Other assets mainly include advance payments, long term receivables, intangible assets and other deferred assets, which are recorded at acquisition or carrying value. Amortization of intangible assets is calculated using the straight-line method.

(s)	Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, a liability is recognized when the cost is probable and reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as costs. The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable cost estimate (see Note 17(a)).

(t)	Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year, as part of the cost of sales and/or general expenses, as appropriate. The valuations of accumulated benefits are based on actuarial valuations performed by independent experts using the projected unit-credit method (see Note 13).

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2011, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 10 years.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities. PEMEX’s employee benefits obligations are included in these consolidated financial statements.

(u)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”) (see Note 20).

Deferred taxes are recorded based on the assets and liabilities method with a comprehensive approach, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Tax on Income to the temporary differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements (see Note 20(k) and (m)).

(v)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold (see Note 20(j)).

(w)	Comprehensive loss

Comprehensive loss represents the sum of the net (loss) gain for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions (see Note 14).

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 17).

(y)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery. Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(z)	Comprehensive financing result (“CFR”)

CFR includes interest income and expense, foreign exchange gains and losses and the valuation effects of financial instruments, minus any portion of the comprehensive financing result that is capitalized (see Note 12).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the date of the consolidated statement of financial position. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(aa)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

(ab)	Accounting changes

The new FRS and the interpretations and improvements mentioned below, issued by the Consejo Mexicano de Normas de Información Financiera (the Mexican Board of Financial Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2011, with the respective prospective or retrospective application noted in each case.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(i)	Accounting changes—In December 2010, the CINIF issued the following revisions to FRS, which supersede the previous rules in each case:

FRS B-5, “Segment Financial Information”—FRS B-5 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

The adoption of this new FRS affected the presentation of PEMEX’s segment information, but did not have any material effects for accounting purposes (see Note 19).

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

FRS B-9, “Interim Financial Reporting”—FRS B-9 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9—“Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the statement of financial position and statement of operations, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the statement of financial position, compared also to such financial statement at the immediately preceding year-end date.

•	New terminology is included and defined.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX’s audited year-end financial statements.

FRS C-4, “Inventories”—FRS C-4 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4, “Inventories,” and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the statement of financial position, as well as rules for the valuation of the inventories of service providers. The principal changes are as follows:

•	Direct costing may not be used to value inventory; absorption costing must be used instead.

•	If inventory cost is higher than net realizable value, cost must be adjusted to equal net realizable value.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit terms and the amount paid must be recognized as financial cost during the financing period and is not considered as part of inventory cost.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The financial statements for 2010 were retrospectively adjusted as follows: to recognize the effect of the change in the method of inventory valuation from direct costing to absorption costing.

	As of December 31, 2010
	Previously reported amounts		Accounting changes		Adjusted amounts
Statement of financial position
Inventories (Note 7)	Ps.	38,037,560	Ps.	2,481,306	Ps.	40,518,866
Accumulated losses from prior years		(352,491,797)		1,545,935		(350,945,862)
Net (loss) for the year		(47,462,608)		935,371		(46,527,237)

Statement of Operations
Cost of sales		632,290,416		(935,371)		631,355,045

	As of January 1, 2010
	Previously reported amounts		Accounting changes		Adjusted amounts
Statement of financial position
Inventories (Note 7)	Ps.	36,903,080	Ps.	1,545,935	Ps.	38,449,015
Accumulated losses from prior years		(257,829,779)		1,253,763		(256,576,016)
Net (loss) for the year		(94,662,018)		292,172		(94,369,846)

Statement of Operations
Cost of sales		561,134,955		(292,172)		560,842,783

FRS C-5, “Prepayments and other assets”—FRS C-5 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5, “Prepayments,” and includes primarily the following changes:

•

Advances for the purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments if the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

•

When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the statement of operations. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded in the statement of operations for the related future period.

•

Among other things, the following must be disclosed in the notes to the financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, and any relevant reversal of impairments.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX’s financial statements.

FRS C-6, “Property, Plant and Equipment”—FRS C-6 took effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which is effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment of asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at less than fair value, and to assign a donation surplus, is eliminated.

•	Depreciation of components of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The adoption of this new FRS affected the presentation of PEMEX’s information relating to wells, pipelines, property, plant and equipment, but did not have any material effects for accounting purposes (see Note 10).

FRS C-18, “Property, Plant and Equipment Retirement Obligations”—FRS C-18 took effect as of January 1, 2011, and primarily provides the following requirements for valuation of fixed asset component retirement obligations:

•	Retirement obligations must be recognized as an accrual that increases the acquisition cost of a component.

•	Future retirement obligations are estimated using the discounted present value of the estimated future cash flows needed to retire the asset or component.

•	A suitable discount rate must be used to determine estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

•

Changes in the valuation of retirement obligations (accruals) resulting from revisions to the estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Disclosures must be made if an entity has a component retirement obligation.

The adoption of this new FRS did not have any effect on the presentation of PEMEX’s financial statements.

(ii)	2011 FRS Amendments—In December 2010, the CINIF announced the following amendments to certain existing FRS that took effect for the fiscal year beginning January 1, 2011:

FRS B-1 “Accounting changes and error corrections”—Requires the presentation of the initial statement of financial position and the initial statement of equity when retrospective adjustments are made, as well as the retrospective effects of application and the restated balances. These changes are in effect for fiscal years beginning on January 1, 2011, with retrospective application.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

FRS B-2 “Statement of Cash Flows”—Eliminates the requirement to present the line item “Cash surplus to be applied in financing activities or cash to be obtained from financing activities”, and makes the presentation of such line item optional but recommended. This amendment is in effect for fiscal years beginning on January 1, 2011, with retrospective application.

Bulletin C-3, “Accounts Receivable”—Establishes that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Interest income on accounts receivable unlikely to be recovered is not recognized. This amendment is in effect for fiscal years beginning on January 1, 2011, with prospective application.

Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”—The amendments to Bulletin C-10 took effect as of January 1, 2011. The principal amendments include the following:

•	An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.

•	Reporting of the effect of a hedged interest rate risk is required when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•

In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

The adoption of these 2011 FRS amendments did not have any material effects on the presentation of PEMEX’s audited year-end financial statements.

(iii)	Reclassifications—PEMEX’s consolidated financial statements for the years ended December 31, 2010 and 2009 have been reclassified in certain accounts, with the purpose of making them comparable with the consolidated financial statements as of December 31, 2011. The main reclassifications were under other revenues—net, and under (loss) profit sharing in non-consolidated subsidiaries, affiliates and others.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2011 and 2010, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2011:(1)
U.S. dollars	14,797,438	(46,704,226)	(31,906,788)	13.9904	Ps.	(446,388,727)
Japanese yen	—	(160,477,558)	(160,477,558)	0.18130		(29,094,581)
Pounds sterling	247	(772,060)	(771,813)	21.7425		(16,781,144)
Euros	224,258	(4,746,768)	(4,522,510)	18.1595		(82,126,520)
Swiss francs	504,529	(1,008,541)	(504,012)	14.9199		(7,519,809)
Canadian dollars	79	(106)	(27)	13.7228		(371)

Total liability position, before foreign currency hedging					Ps.	(581,911,152)

	Amounts in foreign currency			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2010:(1)
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps.	(308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526		(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463		(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733		(61,040,458)
Swiss francs	506,316	(1,008,516)	(502,200)	13.2757		(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354		(68,619)

Total liability position, before foreign currency hedging					Ps.	(420,367,177)

(1)	As of December 31, 2011 and 2010, PEMEX had foreign exchange derivative financial instruments, which are discussed in Note 12.

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2011 and 2010, cash and cash equivalents were as follows:

	2011		2010
Cash on hand and in banks	Ps.	97,384,703	Ps.	110,579,933
Marketable securities		17,150,508		20,720,919
Restricted cash and cash equivalents(1)		2,564,900		2,286,227

	Ps.	117,100,111	Ps.	133,587,079

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenue Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals in accordance with the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), increase the equity of Petróleos Mexicanos and the Subsidiary Entities.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2011 and 2010, accounts and notes receivable and other receivables were as follows:

	2011		2010
Export customers(1)	Ps.	61,402,274	Ps.	39,398,026
Domestic customers(1)		48,783,438		35,412,605
Negative IEPS Tax pending to be credited (Note 20)(1)		19,665,432		6,031,103
Tax credits		9,321,409		16,585,577
Sundry debtors		7,951,295		10,573,269
Employees and officers		4,623,555		4,525,102
Insurance claims(2)		2,627,112		8,037,264
Advances to suppliers s		1,830,758		1,628,580
Other accounts receivable		104,798		252,710

		156,310,071		122,444,236
Less allowance for doubtful accounts		1,651,402		1,556,853

	Ps.	154,658,669	Ps.	120,887,383

(1)	Increase primarily due to increases in the price of products sold.
(2)	Decrease primarily due to a writedown of accounts receivable from insurance providers due to non-recoverability.

NOTE 7—INVENTORIES:

As of December 31, 2011 and 2010, inventories were as follows:

	2011		2010 (Note 3(ab)(i))
Crude oil, refined products, derivatives and petrochemical products	Ps.	39,264,871	Ps.	35,219,676
Materials and supplies in stock		6,173,621		5,862,570
Materials and products in transit		268,872		220,479

		45,707,364		41,302,725
Less allowance for slow-moving and obsolete inventory		1,554,902		783,859

	Ps.	44,152,462	Ps.	40,518,866

NOTE 8—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. (“Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital (see Note 12(v)). PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

As of December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 24,655,980, and a Ps. 3,872,160 increase in the fair value of the investment was recorded in accumulated other comprehensive gain in the statement of equity. In addition, PEMEX received dividends of Ps. 599,907 in 2011, which were recorded under other revenues in the statement of operations. As of December 31, 2010, no investments were classified as available for sale.

NOTE 9—INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The permanent investments in shares of non-consolidated subsidiaries, affiliates and others in 2011, which were accounted for under the equity method, were as follows:

	Percentage of Investment	Carrying value as of December 31,
		2011		2010
Deer Park Refining Limited(1)	50.00%	Ps.	6,576,416	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,252,693		2,585,866
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,387,192		1,436,613
Others—Net	Various		1,697,063		344,304

Total investments		Ps.	12,913,364	Ps.	11,116,080

(1)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas.

	For the year ended December 31,
Profit sharing in non-consolidated subsidiaries, affiliates and others:	2011		2010		2009
Deer Park Refining Limited	Ps.	(68,651)	Ps.	923,129	Ps.	(1,363,510)
Gasoductos de Chihuahua, S. de R.L. de C.V.		221,148		347,979		402,871
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		(49,421)		51,859		72,023
Terrenos para Industrias, S.A.		(788,109)		(43)		24
Others—Net		(111,365)		217,764		121,364

Total profit sharing	Ps.	(796,398)	Ps.	1,540,688	Ps.	(767,228)

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2011 and 2010, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling Equipment	Pipelines	Wells	Buildings		Offshore platforms		Furniture and Equipment	Transportation Equipment	Construction in progress	Land	Unproductive fixed assets	Total fixed assets
Investment
Balances as of January 1, 2010	Ps. 423,699,655	Ps. 25,713,299	Ps. 308,025,098	Ps. 678,534,523	Ps.	55,713,562	Ps.	189,729,705	Ps. 39,587,111	Ps. 18,437,579	Ps. 111,552,872	Ps. 39,696,348	Ps. 1,035,243	Ps. 1,891,724,995
Acquisitions	27,434,787	1,384,900	10,639,264	122,417,302		2,042,644		15,806,565	3,021,039	500,794	23,488,587	1,821,959	29,529	208,587,370
Unsuccessful wells	—	—	—	—		—		—	—	—	(5,276,181)	—	—	(5,276,181)
Disposals	(6,541,896)	(681,478)	(234,161)	—		(166,236)		—	(481,099)	(180,247)	(951,338)	(277,010)	41,213	(9,472,252)
Impairment	—	—	—	(11,689,832)		—		—	—	—	—	—	—	(11,689,832)
Reversal of impairment	—	—	—	1,731,229		—		—	—	—	—	—	—	1,731,229

Balances as of December 31, 2010	444,592,546	26,416,721	318,430,201	790,993,222		57,589,970		205,536,270	42,127,051	18,758,126	128,813,940	41,241,297	1,105,985	2,075,605,329
Acquisitions	43,304,327	893,261	11,487,532	92,823,859		3,391,129		12,027,598	4,724,091	3,621,456	14,772,393	343,561	1,174,778	188,563,985
Unsuccessful wells	—	—	—	—		—		—	—	—	(7,886,262)	—	—	(7,886,262)
Disposals	(10,415,016)	—	(1,151,289)	—		(216,030)		—	(535,193)	(2,064,241)	—	(138,781)	(373,016)	(14,893,566)
Impairment	—	—	—	—		—		—	—	—	—	—	—	—
Reversal of impairment	—	—	—	11,689,832		—		—	—	—	—	—	—	11,689,832

Balances as of December 31, 2011	477,481,857	27,309,982	328,766,444	895,506,913		60,765,069		217,563,868	46,315,949	20,315,341	135,700,071	41,446,077	1,907,747	2,253,079,318
Accumulated depreciation and amortization
Balances as of January 1, 2010	(226,111,015)	(18,325,912)	(169,721,556)	(381,739,906)		(30,707,770)		(58,438,841)	(26,954,970)	(12,133,525)	—	—	—	(924,133,495)
Acquisitions	(14,424,415)	(785,501)	(7,445,578)	(61,655,112)		(1,379,606)		(7,271,620)	(2,521,438)	(998,511)	—	—	—	(96,481,781)
Disposals	5,498,456	—	172,508	—		96,785		—	456,520	173,579	—	—	—	6,397,848
Impairment	—	—	—	—		—		—	—	—	—	—	—	—
Reversal of impairment	—	—	—	—		—		—	—	—	—	—	—	—

Balances as of December 31, 2010	(235,036,974)	(19,111,413)	(176,994,626)	(443,395,018)		(31,990,591)		(65,710,461)	(29,019,888)	(12,958,457)	—	—	—	(1,014,217,428)
Acquisitions	(15,870,532)	(922,672)	(7,591,292)	(56,495,158)		(1,413,610)		(7,909,708)	(2,730,002)	(1,030,756)	—	—	—	(93,963,730)
Disposals	8,104,094	—	669,495	—		156,772		—	510,219	1,956,228	—	—	—	11,396,808
Impairment		—	—	—		—		—	—	—	—	—	—	—
Reversal of impairment	—	—	—	(3,789,288)		—		—	—	—	—	—	—	(3,789,288)

Balances as of December 31, 2011	(242,803,412)	(20,034,085)	(183,916,423)	(503,679,464)		(33,247,429)		(73,620,169)	(31,239,671)	(12,032,985)	—	—	—	(1,100,573,638)
Net wells, pipelines, properties, plant and equipment as of December 31, 2010	Ps. 209,555,572	Ps. 7,305,308	Ps. 141,435,575	Ps. 347,598,204	Ps.	25,599,379	Ps.	139,825,809	Ps. 13,107,163	Ps. 5,799,669	Ps. 128,813,940	Ps. 41,241,297	Ps. 1,105,985	Ps. 1,061,387,901

Net wells, pipelines, properties, plant and equipment as of December 31, 2011	Ps. 234,678,445	Ps. 7,275,897	Ps. 144,850,021	Ps. 391,827,449	Ps.	27,517,640	Ps.	143,943,699	Ps. 15,076,278	Ps. 8,282,356	Ps. 135,700,071	Ps. 41,446,077	Ps. 1,907,747	Ps. 1,152,505,680

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

a.	As of December 31, 2011 and 2010, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 5,634,981 and Ps. 564,691, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2011, 2010 and 2009, recognized in operating costs, was Ps. 97,753,018, Ps. 96,481,781 and Ps. 76,890,687, respectively, which includes costs related to dismantlement and abandonment of wells, for the years ended December 31, 2011, 2010 and 2009 of Ps. 2,966,836, Ps. 1,495,310 and Ps. 1,648,884, respectively.

c.	As of December 31, 2011 and 2010, the capitalized portion of future dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 42,507,002 and Ps. 37,698,629, respectively.

d.	As of December 31, 2011, based on an analysis of existing conditions in the Burgos project, as well as the composition of its reserves, the value of the project was determined to have improved, permitting the reversal of an impairment charge that was recognized in 2010 in the amount of Ps. 11,689,832. In addition, during 2010, the development of the Lakash project in the Holok Temoa asset was begun, which improved the economic condition of the asset and permitted the reversal in 2010 of an impairment charge in the amount of Ps. 1,731,229 that was originally recognized in 2009. For the year ended December 31, 2011, no impairment was recognized.

NOTE 11—DEBT:

The Board of Directors of Petróleos Mexicanos approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2011, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081,805 of loans or credit lines made or guaranteed by export credit agencies.

b.	On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000 under revolving credit facility entered into in September 2009, at a floating rate. The facility matured in August 2011.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

c.	On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of certificados bursátiles (publicly traded notes) accruing interest at TIIE (Mexican Equilibrium Interbank Interest Rate) for 28 days plus 0.21, which mature in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or equivalent in Unidades de Inversion (UDIs) Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

d.	On May 11, 2011, PMI NASA obtained a bank loan for U.S. $39,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245.

e.	On May 16, 2011, PMI Trading obtained a bank loan for Ps. 2,352,000, which matured on June 16, 2011.

f.	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.50% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

g.	On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021; the issuance was a reopening on July 21, 2010, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. The notes were guaranteed by PEP, PGPB and PR.

h.	During 2011, PMI Trading borrowed and repaid an aggregate amount of US$2,689,000 under syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, there were no amounts outstanding under this facility.

i.	On June 15, 2011, PMI HBV obtained a U.S. $1,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, PMI HBV borrowed U.S. $3,133,000 and repaid U.S. $2,383,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000.

j.	On September 1, 2011, PMI HBV borrowed €799,252 at a floating rate under a syndicated loan due in August 2014, which was used to partially finance the acquisition of the Repsol shares described in Note 8 and the stock options described in Note 12(v). The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

k.	On September 9, 2011, PMI HBV obtained a bank loan for Ps. 50,000 bearing interest at 4.91%, which matured on November 8, 2011.

l.	On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 140,000,000 or its equivalent in UDIs to Ps 200,000,000 or its equivalent in UDIs.

m.	Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000 syndicated term credit facility and U.S. $1,250,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over the London Interbank Offered Rate (“LIBOR”) for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

n.	On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 9,999,999 of certificados bursátiles in two tranches: the first in the amount of Ps. 7,000,000 which bears interest at a variable rate and matures in 2017, and the second in the amount of 653,381 UDIs, at an exchange rate of 4.591503 pesos per UDI, which bears interest at a rate of 3.55% and matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

o.	On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C and will be consolidated to form a single series with the 6.50% Bonds due 2041 issued by Petróleos Mexicanos in June 2011.

p.	On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000 aggregate principal amount of 7.650% certificados bursátiles due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000 of certificados bursátiles in the form of global depositary notes (GDNs), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000 of certificados bursátiles not represented by GDNs. The certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

q.	On December 29, 2011, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $200,000, at a floating rate, which matures in December 2016.

r.	On December 29, 2011, Petróleos Mexicanos entered into, in the Mexican market, a bank loan agreement for Ps. 7,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000 had been disbursed at December 31, 2011.

During 2010, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,996,922 in nominal terms in loans or credit lines made or guaranteed by export credit agencies.

b.	On January 7, 2010, Petróleos Mexicanos obtained, in the domestic market, loan of Ps. 3,750,000 at a variable rate; the loan matured in September 2011.

c.	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.00% Notes due 2020 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

d.	On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 14,999,999 of certificados bursátiles in three tranches: one accruing interest at a variable rate for Ps. 7,959,779, which matures in 2015; the second accruing interest at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third accruing interest at a fixed rate of 4.2% for 465,236 UDIs, at an exchange rate of 4.385347 pesos per UDI, which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program.

e.	On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening on October 13, 2009, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

f.

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999 of certificados bursátiles in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Ps. 5,000,000, which matures in 2020 (a reopening of a fixed rate tranche issued on February 8, 2010); and the third at a fixed rate of 4.2% for 337,671 UDIs, at an exchange rate of 4.442195 pesos per UDI, which matures in 2020 (a reopening of a fixed rate tranche issued on February 8, 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program.

g.	On June 24, 2010, Petróleos Mexicanos obtained U.S. $990,000 from the revolving credit line it entered in 2007 with a syndicate of commercial banks.

h.	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Notes due 2021 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, PR and PGPB.

i.	On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Notes due 2035 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The bonds are guaranteed by PEP, PR and PGPB. These bonds are a reopening of the notes issued on June 8, 2005.

j.	On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The bonds are guaranteed by PEP, PR and PGPB.

k.	On October 20, 2010, Petróleos Mexicanos issued an additional U.S. $250,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C, through a reopening of the bonds issued on September 28, 2010. The bonds are guaranteed by PEP, PR and PGPB.

l.	On November 18, 2010, Petróleos Mexicanos obtained a syndicated credit line for U.S. $2,000,000 bearing interest at a variable rate and with a final maturity in 2016. On December 10, 2010, Petróleos Mexicanos borrowed the full amount of this credit facility.

m.	On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate. The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not borrowed any funds under this credit facility.

n.

In January 2010, PMI Trading obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

PMI Trading. During 2010, PMI Trading borrowed and repaid an aggregate amount of U.S. $4,885,000 under this facility, although no more than U.S. $450,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	the sale of substantial assets essential for the continued operations of its business;

•	the incurrence of liens against its assets; and

•	transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2011 and 2010, PEMEX was in compliance with the covenants described above.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

As of December 31, 2011 and 2010, long-term debt was as follows:

			December 31, 2011			December 31, 2010
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2042	Ps.	271,044,468	19,373,604	Ps.	199,274,719	16,126,334
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5% Fixed from 2.45% to 6.64% and LIBOR plus 1.71%	Various to 2022		120,546,152	8,616,348		111,907,372	9,056,119
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018		4,896,640	350,000		2,224,278	180,000
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016		66,454,400	4,750,000		77,231,875	6,250,000
Bank loans	LIBOR plus 1.88%	2021		521,073	37,245		—	—
Financial leases(2)	Fixed from 7.96% to 8%	2019		3,405,929	243,448		3,345,720	270,753

Total financing in U.S. dollars				466,868,662	33,370,645		393,983,964	31,883,206

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025		64,466,225	3,550,000		58,835,215	3,550,000
Secured loan	EURIBOR plus 5.37%	2014		25,022,985	1,377,956		—	—
Project financing	Fixed at 2%	2016		2,496	137		3,155	190

Total financing in Euros				89,491,706	4,928,093		58,838,370	3,550,190

Japanese yen:
Direct loans	LIBOR yen plus 0.71%	2014		3,798,236	20,950,000		6,393,940	41,900,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023		17,042,200	94,000,000		14,344,400	94,000,000
Project financing	Fixed at 2.9079% and Prime Rate yen plus 0.56%	Various to 2017		8,159,010	45,002,814		8,250,194	54,064,178

Total financing in yen				28,999,446	159,952,814		28,988,534	189,964,178

Pesos:
Certificados bursátiles (publicly traded debt securities)	Mexican Federal Tresuary Certificates (Cetes) plus 0.57%, TIIE(1) less 0.07% to 0.9%, and Fixed at 7.65% and 9.91%	Various to 2021		105,447,180			83,947,180

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

			December 31, 2011			December 31, 2010
	Rate of Interest(1)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.48% to 2.4%	Various to 2016		11,966,667			28,050,000

Total financing in pesos				117,413,847			111,997,180

Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.55% to 4.2%	Various to 2021		21,438,199			17,726,749

Other currencies:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022		23,766,825			21,147,577

Total principal in pesos(3)				747,978,685			632,682,374
Plus: Accrued interest				8,607,968			7,389,746
Notes payable to contractors(4)				26,185,906			24,653,294

Total principal and interest				782,772,559			664,725,414
Less: Short-term maturities				88,750,378			70,781,637
Current portion of notes payable to contractors(4)				13,139,103			11,383,234
Accrued interest				8,607,968			7,389,746

Total short-term debt				110,497,449			89,554,617

Long-term debt			Ps.	672,275,110		Ps.	575,170,797

	2012		2013		2014		2015		2016		2017 and thereafter		Total
Maturity of the total principal outstanding and accrued interest	Ps.	110,497,449	Ps.	86,572,346	Ps.	66,961,000	Ps.	62,392,268	Ps.	80,618,428	Ps.	375,731,068	Ps.	782,772,559

Footnotes appear on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(1)	As of December 31, 2011 and 2010, the rates were as follows: LIBOR, 0.8085% and 0.45594%, respectively; the prime rate in Japanese yen, 1.475% and 1.475%, respectively; TIIE of 4.79% and 4.875%, respectively, for 28 days; TIIE rate of 4.795% and 4.96%, respectively, for 91 days; Cetes rate of 4.31% and 4.45%, respectively, for 28 days; Cetes rate of 4.49% and 4.58%, respectively, for 91 days; Cetes rate of 4.55% and 4.71%, respectively, for 182 days.
(2)	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2011 and 2010, assets acquired through these capital leases were as follows:

	2011		2010
Investment in tankers	Ps.	3,075,142	Ps.	3,075,142
Less accumulated depreciation		390,117		267,111

	Ps.	2,685,025	Ps.	2,808,031

The liabilities relating to the assets listed above are payable in the years following December 31, 2011 as presented below:

Year	Pesos		U.S. dollars
2012	Ps.	621,680	U.S. $	44,436
2013		621,680		44,436
2014		621,680		44,436
2015		621,680		44,436
2016		621,680		44,436
2017 and later		1,168,624		83,531

		4,277,024		305,711
Less: Short-term unaccrued interest		215,308		15,389
Less: Long-term unaccrued interest		655,787		46,874

Total capital leases		3,405,929		243,448
Less: Current portion of leases		406,372		29,046

Total long-term capital leases	Ps.	2,999,557	U.S. $	214,402

The capital lease interest expense during the years ended December 31, 2011 and 2010 was Ps. 224,983 and Ps. 219,257, respectively.

(3)	Includes financing from foreign banks of Ps. 603,160,398 and Ps. 498,585,732 as of December 31, 2011 and 2010, respectively.
(4)	The total amounts of notes payable to contractors as of December 31, 2011 and 2010, current and long-term, are as follows:

	2011		2010
Total notes payable to contractors	Ps.	26,185,906	Ps.	24,653,294
Less: Current portion of notes payable to contractors		13,139,103		11,383,234

Notes payable to contractors (long-term)	Ps.	13,046,803	Ps.	13,270,060

PEMEX has entered into Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts, or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2011 and 2010, PEMEX had an outstanding amount payable of Ps. 22,415,338 and Ps. 20,958,659, respectively.

During 2007, PEP contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2011 and 2010, the outstanding balances owing to the contractor were Ps. 3,770,568 (U.S. $269,511) and Ps. 3,694,635 (U.S. $298,989), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2012		25,267
2013		25,267
2014		25,267
2015		25,267
2016		25,267
2017 and thereafter		143,176

Total	U.S. $	269,511

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 12—FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in national and international markets.

In order to monitor and manage these market risks, PEMEX has developed policies and guidelines that promote a comprehensive approach to managing such risks, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limit estimates.

PEMEX’s risk management regulations provide that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

PEMEX has a policy of reducing the potential impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing flows related to its liabilities.

Additionally, the PMI Group (Note 3(b)) has implemented a normative framework for risk management which includes policies and procedures that establish controls in accordance with industry best practices, including the production of periodic reports regarding the risk portfolio for the management of the PMI Group. Moreover, the PMI Group relies on a risk management sub-committee, which oversees the trading of DFIs.

(i)	Counterparty and credit risk associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce that risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. PEMEX enters into transactions primarily with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

During 2009, Petróleos Mexicanos entered into a variety of long-term currency swaps, relying on price adjustment clauses as risk hedges, through which Petróleos Mexicanos was able to limit its credit exposure to a certain threshold. Specifically, these price adjustment clauses were used to limit exposure to currency fluctuations in the euro and pound sterling, seven of which were triggered during 2010 and four of which were triggered during 2011. The use of

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

these price adjustment clauses resulted in the early termination of these long-term currency swaps at fair market value and their reinstatement at prevailing market prices, limiting the credit risk exposure of Petróleos Mexicanos and its counterparties.

PGPB faces credit risk due to the DFIs it offers to its domestic customers to help them mitigate the risk associated with the volatility of natural gas prices (see paragraph (iv) below). PGPB significantly reduced its credit risk with the changes made during 2009 to PEMEX’s guidelines relating to market risk management.

In order to qualify for these DFIs, PGPB’s customers must be party to a current natural gas supply contract and sign a master hedging agreement. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. PGPB has some outstanding DFIs contracted before October 2, 2009, in which customers are not required to post collateral. The board of directors of PGPB approves the requirements for credit support for DFIs entered into by PGPB with its customers.

In 2011, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of PGPB.

As of December 31, 2011, PGPB had open DFIs with 61 of its customers, of which 55 are industrial customers (90%), 5 are distributors (9%) and one belongs to both customer categories (1%). Of the total traded volume of DFIs (MMBtus) in 2011, industrial customers represented 57%, while distributors represented 42%. The customer belonging to both categories represented 1%.

As of December 31, 2011 and 2010, PGPB, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices rose in 2010, which diminished the negative fair value with the counterparties and allowed the contracts to remain in compliance with the relevant credit limits; and (ii) when certain DFIs matured, PGPB used domestic customers’ payments to meet its international obligations.

(ii)	Interest rate risk

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its outstanding debt, as recognized in the statement of financial position. To establish an appropriate proportion of fixed rate instruments in its

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX enters into interest rate swaps associated with a portion of its variable-rate debt instruments. Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps related to PEMEX’s debt.

(iii)	Foreign exchange rate risk

PEMEX’s functional currency is the Mexican peso. Most of PEMEX’s debt and income is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure, which can increase PEMEX’s financing costs. Therefore, PEMEX regularly enters into DFIs, such as cross-currency swaps and exchange rate forwards, to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

(iv)	Hydrocarbon price risk

PEMEX’s tax structure permits it to transfer most crude oil price risk to the Mexican Government. Therefore, PEMEX did not enter into long-term strategic hedging arrangements relating to the prices of the crude oil that it markets between 2007 and 2011.

However, PEMEX does periodically evaluate its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not enter into hedging arrangements relating to the international prices of hydrocarbons between 2007 and 2011.

In addition to supplying natural gas, PGPB enters as counterparty into DFIs on natural gas with its domestic customers, in order to help them mitigate the risk of volatility in natural gas prices. In providing this service, PGPB enters into corresponding DFIs with its subsidiary MGI Supply, Ltd., taking opposite positions to those in its DFIs with customers—thereby mitigating the market risk generated by those DFIs offered to customers. In turn, MGI Supply, Ltd. enters into opposite position DFIs with international counterparties in order to transfer the related price risk. This arrangement allows PGPB to maintain its overall natural risk profile.

Since 2003, PGPB has been required to sell Liquefied Petroleum Gas (“LPG”) under a price system imposed by the Mexican Government. The Mexican Government fixes the sale price of LPG throughout Mexico, with PGPB thereby being exposed to price risk in the geographic areas where it sells imported LPG. During 2009, PGPB mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and 2011, PGPB did not enter into DFI hedges on propane.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

PMI Trading periodically enters into transactions using DFIs to mitigate risk generated by the purchase and sale of refined products and liquid gas, thereby reducing the volatility of its income. PMI Trading’s policies establish a maximum threshold of capital risk, which is compared daily with the value-at-risk portfolio, in order to carry out risk reducing mechanisms if necessary.

(v)	Risks relating to the portfolio of third-party shares

Since 2008, PEMEX has maintained a synthetic long position (holding) on 58,679,799 shares of Repsol, with the objective of maintaining voting and economic rights over those shares. This objective is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol shares with respect to an exercise price in U.S. dollars, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. These DFIs will mature between March and October of 2012.

In addition, in 2011, PEMEX acquired, through PMI HBV, 57,204,240 shares of Repsol. To hedge this transaction, PMI HBV also entered into stock options with respect to the Repsol shares (a long put, short call and long call), which will expire in 2012, 2013 and 2014.

As of December 31, 2011 and 2010, the share price for the related Repsol shares was U.S. $30.51 and U.S. $27.94, respectively.

(vi)	Fair value of DFIs

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX’s DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The inputs used in valuing PEMEX’s DFI portfolio come from widely recognized price providers and do not require special adjustments or conversions.

(vii)	Embedded derivatives due to a non-functional currency component

As of December 31, 2011 and 2010, in accordance with Bulletin C-10, “Financial Instruments and Hedging Operations” (“Bulletin C-10”), PEMEX recognized the potential existence of embedded derivatives included in the terms of its contracts, including contracts structured as financial instruments (debt instruments or capital instruments) recognized in the statement of financial position and agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments, which are not recognized in the statement of financial position as of the date of these consolidated financial statements. These contracts were entered into by PEMEX in foreign currencies different from the functional currency of PEMEX and/or its counterparties and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative according to Bulletin C-10.

(viii)	Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of Bulletin C-10 for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the CFR component of net loss for the year.

As of December 31, 2011 and 2010, the net fair value of PEMEX’s DFIs was Ps. 6,123,733 and Ps. 8,860,754, respectively. The net fair value of PEMEX’s DFIs as of December 31, 2010 included the Ps. (232,378) net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss. As of December 31, 2011, PEMEX did not have any DFIs designated as cash flow hedges.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The following table shows the fair values and volumes of PEMEX’s exchange-traded and over-the-counter (“OTC”) DFIs that were designated as cash flow hedges outstanding as of December 31, 2010 and for which the fair value was recognized in other comprehensive loss in equity.

		2011			2010
DFI	Market	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Petroleum Products Futures	Exchange Traded	—	Ps.	—	4.93	Ps.	(102,493)

Petroleum Products Swaps	Exchange Traded	—		—	0.32		(4,096)

Petroleum Products Swaps	OTC	—		—	0.55		(9,522)

			Ps.	—		Ps.	(116,111)

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective. As a result, in 2010 and 2011, changes in the fair value (net of interest) of these instruments did not have an immediate impact on earnings and instead were recognized as part of equity through other comprehensive loss items. These changes in fair value are reclassified into earnings corresponding to the hedged item at the time when the hedged item’s cash flows affect earnings.

For the years ended December 31, 2010 and 2009, a net loss of Ps. 22,987 and Ps. 62,375, respectively, was reclassified from other comprehensive loss into the interest expense component of CFR. For the year ended December 31, 2011, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The following table shows fair value and notional amounts as of December 31, 2011 and 2010 of PEMEX’s DFIs that were treated for accounting purposes as non-hedges or as entered into for trading purposes:

		2011				2010
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value
Equity Swaps (including options)	PEMEX pays floating in U.S. $ and receives total return on Repsol shares	Ps.	26,723,152	Ps.	1,520,056	Ps.	18,627,271	Ps.	1,720,744
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos		1,200,000		(42,527)		2,400,000		(136,220)
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the PIP 182 day(1) rate in pesos		7,500,000		(717,500)		7,500,000		(1,075,533)
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI		6,540,220		622,165		3,540,220		262,226
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥		9,065,955		3,833,137		9,024,917		3,300,899
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread		2,798,080		1,106,550		4,942,840		1,529,826
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread		11,072,601		1,434,734		7,474,641		2,889,451
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euro		64,947,004		(2,713,982)		57,553,996		(369,052)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £		9,549,707		(984,189)		8,434,833		(926,728)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £		8,303,764		689,593		7,131,134		(8,070)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF		6,694,755		802,898		5,913,180		669,806
Exchange Rate Forward	PEMEX pays fixed in U.S. $ and receives fixed in €		14,513,974		(279,474)		—		—
Natural Gas Swaps	PEMEX receives fixed		(3,892,635)		1,239,676		(5,847,889)		2,656,871
Natural Gas Swaps	PEMEX receives floating		3,871,097		(1,218,890)		5,752,408		(2,563,670)
Natural Gas Options	PEMEX Long Put		—		—		91,155		38,935
Natural Gas Options	PEMEX Short Put		—		—		(91,155)		(38,943)
Natural Gas Options	PEMEX Long Call		1,016,230		12,543		987,111		26,925
Natural Gas Options	PEMEX Short Call		(1,016,670)		(12,543)		(987,102)		(26,915)
Natural Gas Digital Options	PEMEX Long Put		—		—		99,198		13,520
Natural Gas Digital Options	PEMEX Short Put		—		—		(99,198)		(13,525)
Natural Gas Digital Options	PEMEX Long Call		—		—		146,033		1
Natural Gas Digital Options	PEMEX Short Call		—		—		(146,033)		(1)
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in U.S. $ LIBOR 1M		521,073		(51,030)		—		—
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI		14,651,535		76,779		13,464,756		867,691
Stock Options	PEMEX Long Put, Short Call and Long Call		24,655,927		125,002		—		—

Subtotal		Ps.	208,715,769	Ps.	5,442,998	Ps.	145,912,316	Ps.	8,818,238

DFI	Market	Volume (MMb)		Fair Value		Volume (MMb)		Fair Value
Petroleum Products Futures	Exchange Traded		(3.6)		(112,900)		—		—
Petroleum Products Swaps	Exchange Traded		(3.3)		(71,470)		—		—
Petroleum Products Swaps	OTC		(0.6)		(23,470)		—		—

		2011			2010
DFI	Position	Notional Amount	Fair Value		Notional Amount	Fair Value
Subtotal				(207,840)		—

Total DFIs entered into for trading purposes(*)			Ps.	5,235,158		Ps. 8,818,238

(footnotes appear on following page)

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PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

*	This table presents the net value of derivative financial instruments designated for accounting purposes as non-hedges or as entered into for trading purposes as of December 31, 2011 and 2010. The sum of the fair value amounts in this table and the table above includes open DFIs as of the reporting date and DFIs that matured prior to the reporting date but have not been collected or paid. As a result, the amounts in this table differ by Ps. 888,575 in 2011 from the information included in PEMEX’s consolidated financial statements and the notes to such statements.

The exchange rates for U.S. dollars as of December 31, 2011 and 2010 were Ps. 13.9904 and Ps. 12.3571 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2011 was Ps. 18.1595 per euro.

For the years ended December 31, 2011, 2010 and 2009, PEMEX recognized a net (loss) income of Ps. (1,317,235), Ps. (1,236,755) and Ps. 9,963,741, respectively, in CFR with respect to DFIs treated as non-hedges. These amounts include the effect in net loss of the changes in the fair value of DFIs treated as non-hedges of Ps. (2,378,555), Ps. (1,895,731) and Ps. 8,665,798 for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in CFR, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

NOTE 13—EMPLOYEE BENEFITS:

a.	Pensions, seniority premiums and other post-retirement benefits

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX funds its employee benefits through Mexican trusts, the resources of which come from the seniority premium item of the Mexican Government’s budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

b.	Benefits for employment termination for causes other than restructuring

PEMEX has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee’s retirement age. These benefits are calculated based on years of service and the employee’s compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

c.	Cash Flows

Plan contributions and benefits paid were as follows:

	Retirement benefits
	2011		2010
Contribution to the pension plan assets	Ps.	28,868,231	Ps.	24,760,321
Payments charged to the plan assets		28,849,746		25,297,145

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2011 and 2010 were Ps. 4,318,723 and Ps. 4,312,712, respectively. Payments for employment termination before the employees’ retirement age were Ps. 425, Ps. 5,489 and Ps. 26,525 in 2011, 2010 and 2009, respectively.

The components of net periodic cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Termination benefits 2011		Retirement benefits 2011		Total 2011
Net periodic cost:
Service cost	Ps.	2,116,702	Ps.	14,054,737	Ps.	16,171,439
Financial cost		1,996,637		64,048,700		66,045,337
Return on plan assets		—		(1,249,580)		(1,249,580)
Prior services cost:
Amortization of transition liability		137,405		27,456,801		27,594,206
Amortization of prior services costs and plan amendments		42,349		4,974,676		5,017,025
Actuarial (gain) loss		(13,308,465)		1,300,445		(12,008,020)
Compensation increase		—		1,260,797		1,260,797

Net periodic cost	Ps.	(9,015,372)	Ps.	111,846,576	Ps.	102,831,204

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Net periodic cost:
Service cost	Ps.	1,981,137	Ps.	13,935,679	Ps.	15,916,816
Financial cost		2,008,977		70,024,058		72,033,035
Return on plan assets		—		(1,218,398)		(1,218,398)
Prior services cost:
Amortization of transition liability		138,090		27,433,654		27,571,744
Amortization of prior services costs and plan amendments		42,349		4,975,016		5,017,365
Actuarial (gain) loss		(12,531,089)		6,224,769		(6,306,320)
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	(8,360,536)	Ps.	122,635,577	Ps.	114,275,041

	Termination benefits 2009		Retirement benefits 2009		Total 2009
Net periodic cost:
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets		—		(566,935)		(566,935)

Prior services cost:
Amortization of transition liability		134,220		27,337,019		27,471,239
Amortization of prior services costs and plan amendments		46,365		5,074,381		5,120,746
Actuarial loss (gain)		9,086,387		(2,721,667)		6,364,720
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The actuarial present value of benefit obligations as of December 31 of each year is as follows:

	Termination benefits 2011		Retirement benefits 2011		Total 2011
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	14,402,423	Ps.	458,877,245	Ps.	473,279,668

Accumulated defined benefit obligations (“OBD”)		14,402,423		835,890,439		850,292,862
Plan assets at fair value		—		(4,977,231)		(4,977,231)

OBD in excess of plan assets		14,402,423		830,913,208		845,315,631

Unamortized benefits:
Transition liability		(136,628)		(27,893,078)		(28,029,706)
Plan amendments		(42,347)		(44,228,077)		(44,270,424)
Actuarial losses and variances in assumptions		—		(40,737,704)		(40,737,704)
Compensation increase		—		(1,260,798)		(1,260,798)

Total liability recognized in the statement of financial position	Ps.	14,223,448	Ps.	716,793,551	Ps.	731,016,999

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	23,612,556	Ps.	528,960,315	Ps.	552,572,871

Accumulated defined benefit obligations (“OBD”)		23,612,556		764,939,434		788,551,990
Plan assets at fair value		—		(4,258,340)		(4,258,340)

OBD in excess of plan assets		23,612,556		760,681,094		784,293,650

Unamortized benefits:
Transition liability		(274,818)		(55,068,933)		(55,343,751)
Plan amendments		(90,636)		(49,206,499)		(49,297,135)
Actuarial gains and variances in assumptions		—		(15,766,101)		(15,766,101)
Compensation increase		—		(2,521,598)		(2,521,598)

Total liability recognized in the statement of financial position	Ps.	23,247,102	Ps.	638,117,963	Ps.	661,365,065

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The total liability recognized on the statement of financial position for the accumulated defined benefit obligation for termination and retirement benefits increased by 10.5% from December 31, 2010 to December 31, 2011, as a result of the following factors:

•	An increase in obligations due to the age and length of employment of, and benefits to beneficiaries of the retirement and termination plans;

•

Changes in the discount rate (from 8.96% in 2010 to 8.81% in 2011), the interest rate (from 8.75% in 2010 to 8.81% in 2011), the inflation rate of the consumer food basket (8.28% in 2010 and 7.50% in 2011) and the inflation rate applicable to medical services (from 5.93% in 2010 to 6.36% in 2011); and

•

The recognition in the statement of operations of the actuarial gain that was generated in the actuarial valuation of December 31, 2011, corresponding to the accrual for the eventual dismissal of employees prior to eligibility for retirement (termination) benefits under the plan.

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

	Termination	Retirement	Termination	Retirement
Effect	2011	2011	2010	2010
Increase of one point in Medical Inflation:
a) Labor cost of current services	268,624	5,699,458	358,988	2,463,292
b) Financial cost	312,273	17,788,708	371,457	14,063,586

c) Total	580,897	23,488,166	730,445	16,526,878
Variation	34.04%	25.43%	12.26%	19.68%
d) Defined benefit obligations (“OBD”)	3,547,618	203,432,215	4,324,601	164,017,124
Variation	32.88%	22.76%	11.96%	21.44%

Decrease of one point in Medical Inflation:
a) Labor cost of current services	149,047	3,225,591	246,604	1,455,987
b) Financial cost	179,549	11,922,656	228,501	9,919,215

c) Total	328,596	15,148,247	475,105	11,375,202
Variation	(24.18%)	(19.11%)	(26.99%)	(13.50%)
d) Defined benefit obligations (“OBD”)	2,041,114	136,847,816	2,729,100	117,762,688
Variation	(23.55%)	(17.42%)	(29.34%)	(15.40%)

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination benefits 2011	Retirement benefits 2011	Termination and retirement benefits 2010
Discount rate	8.81%	8.81%	8.96%
Rate of compensation increase (*)	5.10%	5.10%	5.10%
Expected long-term rate of return on plan assets	8.81%	8.81%	8.75%
Employees’ average remaining labor life over which pending amortization items are amortized	N/A	10 years	12 years

(*)	Includes salary increases due to promotions.

PEMEX’s plan assets are held in two trusts, the Fondo Laboral Pemex (“FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement benefits
	2011	2010
Type of investment:
Governmental securities(1)	76.0%	77.1%
Fixed rate securities	24.0%	22.9%

Total	100.0%	100.0%

(1)	Includes repurchase agreements where the FOLAPE lends cash and receives government securities.

NOTE 14—COMPREHENSIVE LOSS:

Comprehensive loss, presented in the consolidated statement of equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net loss for the year—are recognized directly in equity:

	2011		2010		2009
Previously reported net loss for the year	Ps.	(91,483,321)	Ps.	(47,462,608)	Ps.	(94,662,018)
Investment securities		3,872,160		—		—
Derivative financial instruments		232,378		(390,909)		2,532,882
Currency translation effect		4,761,765		(1,532,399)		(2,183,412)

Comprehensive loss for the year		(82,617,018)		(49,385,916)		(94,312,548)
Retroactive effect of adoption of FRS C-4 (Note 3(ab)(i))		—		935,371		292,172

Adjusted comprehensive loss for the year	Ps.	(82,617,018)	Ps.	(48,450,545)	Ps.	(94,020,376)

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 15—EQUITY:

Certificates of Contribution “A”—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2011, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530

Certificates of Contribution “A” in pesos of December 31, 2007 purchasing power	Ps.	96,957,993

Mexican Government’s contributions

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under article 19, fraction IV, clause c) of the Federal Law of Budget and Fiscal Accountability. Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 during the 2008 fiscal year, which is applied toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c). In 2011, PEMEX did not receive any funds from the Mexican Government under this provision.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. During 2011, 2010 and 2009, the Subsidiary Companies made no contributions to such legal reserve funds.

Donation surplus

During 2009, PEMEX recognized Ps. 119,884 as fixed asset additions for land and buildings regularization. In connection with the project for the construction of a new refinery in Tula, Hidalgo, in 2010, PEMEX received land valued at Ps. 980,187 as a donation from the State of Hidalgo, as stated in a conveyance issued by Public Notary No. 5 of the municipality Tepeji del Río de Ocampo, Hidalgo. In addition, PEMEX recognized Ps. 1,462,210 of fixed asset additions for land and buildings regularization in 2010, mainly due to updating the values of 64 properties and 97 buildings based on their assessed values, in accordance with article 27 of the Ley General de Contabilidad Gubernamental (General Governmental Accounting Law). In 2011, PEMEX did not recognize any fixed assets as donation surplus.

Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including through the adoption in November 2008 of amendments to PEMEX’s legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

NOTE 16—COMMITMENTS:

(a)	PEMEX, through PEP, is party to an evergreen contract to sell to PMI CIM crude oil intended for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 14,190,684 and Ps. 14,180,472, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	2,017,937
2013		1,486,863
2014		1,512,854
2015		1,535,050
2016		899,951
More than 5 years		6,738,029

Total	Ps.	14,190,684

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 1,179,745 and Ps. 1,465,993, respectively.

In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	571,780
2013		122,218
2014		122,218
2015		122,218
2016		122,355
2017 to 2018		118,956

Total	Ps.	1,179,745

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(d)	As of December 31, 2011, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

As of December 31, 2011 and 2010, the estimated value of these contracts was as follows:

Contract date	Block	2011		2010
February 9, 2004	Olmos	U.S. $	299,072	U.S. $	301,818
November 21, 2003	Cuervito		78,297		118,022
November 28, 2003	Misión		787,156		977,678
November 14, 2003	Reynosa-Monterrey		1,995,904		2,050,000
December 8, 2003	Fronterizo		104,645		141,997
March 23, 2005	Pirineo		382,378		452,399
April 3, 2007	Nejo		324,302		696,653
April 20, 2007	Monclova		157,371		241,221
May 12, 2008	Burgos VII		418,062		765,576

Total		U.S. $	4,547,187	U.S. $	5,745,364

(e)	In 2011, PEP entered into three integrated exploration and production contracts for the development of mature fields in the Magallanes, Santuario and Carrizo blocks in the Southern Region of Mexico. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. As of December 31, 2011, PEMEX had not made payments pursuant to the exploration and production contracts.

(f)	As of December 31, 2011 and 2010, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 370,075,531 and Ps. 421,101,319, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 17—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

As of December 31, 2011 and 2010, the reserve for environmental remediation expenses totaled Ps. 5,527,919 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2011 and 2010, PEMEX had accrued a reserve of Ps. 8,421,697 and Ps. 8,430,795, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for PR’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against PR and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by PR or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and PR are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which PR and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. As of the date of this report, PR and Petróleos Mexicanos are evaluating different actions in connection with this claim.

II.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against PR, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain PR pipelines, and seeking approximately Ps. 393,000 in damages and expenses. On July 13, 2010, the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an amparo filed by USISA, ordering PR to pay Ps. 83,301 plus the plaintiff’s financial expenses. On March 22, 2011, PR paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of costs, to which PR responded. The evidentiary stage related to the payment of costs was opened, and PR appointed its expert. As of this date, a final resolution still pending.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

III.	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against PEP for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified PEP that it had issued an award, dated December 16, 2009, requiring PEP to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay PEP a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, PEP was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and PEP was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to PEP by COMMISA). On November 15, 2010, PEP appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that PEP deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by PEP in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against PEP in the United States. Previously, PEP had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, PEP filed a motion to review this resolution, which was granted on August 25, 2011. On October 24, 2011, the Fifth Civil District Court issued a resolution declaring the arbitration award null and void. Based on this resolution, PEP filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against PEP be declared void and that the COMMISA request for enforcement be rejected. On December 7, 2011, the Mexican Government filed an amicus curiae brief before the Second Circuit Court of Appeals in support of PEP, which was admitted. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court’s judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. As of the date of this report, a new decision by the District Court is still pending.

IV.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that PEP had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, PEP filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was dismissed on September 30, 2010. A constitutional hearing will be held on March 27, 2012. As of this date, a final resolution is still pending.

V.	On August 20, 2007, Petróleos Mexicanos and PR were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and PR were ordered to pay damages of Ps. 995,877, plus interest, as well as expenses related to the claim. In May 2010, the plaintiff and the defendants each filed motions against this judgment. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The plaintiff filed an amparo before the Tribunal Colegiado en Materia Civil y del Trabajo del Décimo Circuito (Joint Civil and Labor Court of the Tenth District), which was denied on January 23, 2012. Therefore, the judgment issued by the First Unit Court of the Tenth Circuit is final and this claim has concluded.

VI.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified PEP of the results of its review of PEP’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that PEP owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, PEP filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

and a motion against the expert evidence offered by PEP. On August 30, 2011, PEP filed an appeal against this motion. On September 6, 2011, the expert appointed by PEP accepted his designation. As of this date, the trial is in the evidentiary stage.

VII.	In February 2010, the Tax Management Service notified PR of the results of its review of PR’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified PR that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, PR filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by PR. On August 30, 2011, PR filed an appeal against this motion. On September 6, 2011, the expert appointed by PR accepted his designation. As of this date, the trial is in the evidentiary stage.

VIII.	On April 14, 2010, Petróleos Mexicanos and PGPB were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and PGPB filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and PGPB filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and PGPB filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an amparo and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. Once the provisional suspension of the primary trial is lifted, the evidentiary stage will continue. As of this date, a final resolution is still pending.

IX.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against PEP before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,712, due to non-payment by PEP under the contract. As of the date of this report, the trial is in the evidentiary stage.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

On December 2, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiff (No. 31/2011-VII) against the Third District Court’s resolution rejecting evidence previously filed by the plaintiff. On December 23, 2011, PEP filed an amparo against this resolution. The plaintiff then filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiff. The constitutional hearing was held on December 21, 2011. As of this date, the judgment relating to this amparo is pending. Subsequently, the plaintiffs filed another amparo against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) seeking that PEP’s termination of the public works contract be declared null and void, as well as damages in an amount of U.S $195,225. PEP was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On May 9, 2011, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court issued a writ admitting the opinion of an economic and financial expert, of which PEP was notified on August 24, 2011. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that PEP appoint its experts and provide related documentation. On May 11, 2011, a resolution was issued, of which PEP was notified on August 24, 2011, denying the injunction requested so that the public works agreement remained in force, but suspending the payment release process related to the termination of the agreement. On July 4, 2011, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court accepted the response of PEP to the administrative claim. PEP was notified of the acceptance on August 24, 2011. As of this date, the trial is in the evidentiary stage.

X.

On July 5, 2011, PEP was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 PEP filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. PEP filed an appeal against this resolution, which was denied. PEP also filed an amparo against this resolution. On November 14, 2011, the plaintiff filed a motion to suspend the

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

guaranties it has previously granted, which was denied. The plaintiff filed an appeal (No. 508/2011) against this resolution before the Tercer Tribunal en Materias Civil y Administrativa (Third Unit Civil and Administrative Court). A constitutional hearing was held on January 13, 2012, and the amparo filed by PEP was denied. Subsequently, PEP filed a motion to review this resolution. As of the date of this report, a Joint Court has not been designated to hear this motion.

XI.	On July 8, 2011, PEP was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by La Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of PEP before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, a response to the claim was filed. On January 2, 2012, the trial was suspended based on a motion filed by PEP and Petróleos Mexicanos arguing that the court lacked jurisdiction. As of this date, a final resolution is still pending.

XII.	In January 1993, PR entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, PR is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into PR’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by PR, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting PR from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. On January 23, 2008, the Federal Competition Commission notified PR that it would require compliance with the resolution described above. On February 12, 2008, PR filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl de México, S.A. de C.V. (“Bardahl”) in a related amparo (No. 373/2006, which is currently joined with another file, No.

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

1519/2005) and an objection filed by Impulsora against this resolution. On October 20, 2009, PR filed an amparo (no. 1691/2009) and a suspension was granted. On February 17, 2011, a judgment was issued and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Joint Administrative Court), and on September 27, 2011, the Court confirmed the previous resolution and granted an amparo in favor of PR. As of the date of this report, the Federal Competition Commission had not yet complied with the ruling.

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Fifth Administrative District Court in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among PR and the service stations franchised by PR. This proceeding (currently 1085/2009) before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl, in which Bardahl seeks to be permitted to sell its products in the service stations franchised by PR, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora was denied and an amparo filed by Bardahl was granted. PR was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by PR. On June 8, 2011, PR filed a motion for review of this resolution, which was admitted by the Court on June 16, 2011. As of the date of this report, a final resolution is still pending.

•

On December 20, 2005, PR filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of PR, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending, since out-of-court meetings have taken place between the parties.

•

On June 7, 2006, PR filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes.

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The investigation is still underway. On December 21, 2010, PR filed a motion requesting information from Mexicana de Lubricantes about wages and salaries paid without authorization from the board of directors. On March 4, 2011, the experts of the Federal Attorney General’s Office and the experts appointed by PR determined that PR was entitled to Ps. 169,101 for unauthorized wages and salaries and Ps. 12,087 in damages (corresponding to the 46.85% of the shares of Mexicana de Lubricantes held by PR). Following this determination, the Federal Attorney General’s Office again requested information about wages and salaries as well as other benefits paid to employees of Mexicana de Lubricantes from the Tax Management Service and Mexicana de Lubricantes. As of the date of this report, the Federal Attorney General’s Office has not yet received that information.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against PR before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and PR: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. In 2010 and 2011, judgments on the first and second claims were issued in favor of PR. The plaintiff filed an amparo, which was subsequently granted. The Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit) issued a new resolution declaring null and void any advance termination or cancellation announced by PR. Mexicana de Lubricantes and PR filed an amparo against this resolution. On June 30, 2011, the amparo filed by PR was denied and the amparo filed by Mexicana de Lubricantes was granted. On July 11, 2011, the First Unit Civil and Administrative Court of the First Circuit confirmed the previous resolution. On July 29, 2011, PR filed a new amparo against this resolution before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was denied on December 1, 2011. As of the date of this report, a final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and PR before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between PR and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by PR, as well as related

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. On June 20, 2011, the Court ordered that the case move from the evidentiary stage to the pleadings stage without holding an experts’ meeting. On June 30, 2011, PR filed an appeal against this resolution, which was denied. PR filed a motion to review the denial of the amparo that it had previously filed. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 18—HYDROCARBON RESERVES (UNAUDITED)

This note is presented only for information purposes. Under the Mexican Constitution and the Petróleos Mexicanos Law, all oil and other hydrocarbons reserves in Mexico are the property of the Mexican nation. In accordance with the regulatory framework, PEMEX is entrusted through PEP with the exclusive right to extract and exploit Mexico’s petroleum reserves. However, because such reserves are not PEMEX’s property, they are not recorded on its accounting books. PEP estimates the reserves in accordance with the regulations of the United States Securities and Exchange Commission (the “SEC”), as provided in Rule 4-10(a) of Regulation S-X of the SEC, (the “Rule 4-10(a)”), and if needed in adherence to “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of petroleum engineers as of February 19, 2007”, that are accepted by the international oil industry. The accuracy of any reserves estimation depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates from different engineers may vary. In addition the results of drilling, testing and production subsequent to the date of the estimate are used for future revisions. As of January 1, 2012, the hydrocarbon proved reserves in México reached 13.8 billion of equivalent crude oil barrels.

NOTE 19—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: PEP, PR, PGPB and PPQ. Management makes decisions related to the operations of the consolidated business along these four strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•

PEP earns revenues from domestic crude oil sales to PR, as well as from the export of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX’s crude oil is sold domestically.

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

•

PR earns revenues from sales of refined petroleum products and derivatives. Most of PR’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and turbosine to the Aeropuertos y Servicios Auxiliares. PR’s most important products are different types of gasoline.

•	PGPB earns revenues primarily from domestic sources. PGPB also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•

PPQ is engaged in the sale of petrochemical products to the domestic market. PPQ offers a wide range of products. The majority of PPQ’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2011:
Sales
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,363	Ps.	—	Ps.	1,552,163,336
Intersegment		1,270,839,926		75,154,806		77,479,563		14,583,501		424,517,960		(1,862,575,756)		—
Services income		—		3,619,441		1,082,588		—		47,887,101		(46,323,544)		6,265,586
Cost of sales		264,576,555		943,739,831		200,365,430		45,562,513		1,189,796,549		(1,863,415,339)		780,625,539

Gross income (loss)		1,006,263,371		(243,287,479)		6,862,075		(2,124,498)		55,573,875		(45,483,961)		777,803,383
Total general expenses		28,782,183		46,731,204		10,890,458		10,191,411		45,939,588		(46,156,786)		96,378,058

Operating income (loss)		977,481,188		(290,018,683)		(4,028,383)		(12,315,909)		9,634,287		672,825		681,425,325
Other revenues		23,813,989		173,375,469		330,873		361,886		(1,815,189)		(522,144)		195,544,884
Comprehensive financing result		(70,874,322)		(22,848,216)		3,036,493		(755,810)		(57,485)		(142,046)		(91,641,386)
Interest (paid)		(42,188,969)		(16,635,802)		(5,367,648)		(756,538)		(85,929,986)		88,247,878		(62,631,065)
Interest received		18,121,683		395,051		8,665,856		16,533		90,981,103		(88,389,924)		29,790,302
Exchange (loss) gain		(46,807,036)		(6,607,465)		(261,715)		(15,805)		(5,108,602)		—		(58,800,623)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		39,873		—		(341,562)		—		(92,059,500)		91,564,791		(796,398)
Taxes and duties		871,471,372		—		528,520		10,532		4,005,322		—		876,015,746

Net income (loss)		58,989,356		(139,491,430)		(1,531,099)		(12,720,365)		(88,303,209)		91,573,426		(91,483,321)
Current assets		820,462,659		385,466,859		101,064,011		89,456,812		1,029,275,435		(2,068,255,524)		357,470,252
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		793,092		157,094		3,466,391		—		314,645,188		(306,148,401)		12,913,364
Wells, pipelines, properties, plant and equipment		861,928,356		218,872,735		42,472,947		19,251,120		9,980,522		—		1,152,505,680
Total assets		1,685,887,427		604,779,078		149,301,746		109,586,555		2,004,713,734		(3,020,923,564)		1,533,344,976
Current liabilities		414,738,364		467,072,805		32,253,242		24,776,254		1,375,789,847		(2,061,160,610)		253,469,902
Long-term debt		620,556,799		33,166,720		1,711,125		255,062		659,513,489		(642,928,085)		672,275,110
Reserve for employee benefits		252,290,666		248,626,775		60,481,355		68,344,634		101,273,569		—		731,016,999
Total liabilities		1,343,156,185		756,848,808		100,015,320		93,718,925		2,148,304,286		(2,714,779,419)		1,727,264,105
Equity		342,731,242		(152,069,730)		49,286,426		15,867,630		(143,590,552)		(306,144,145)		(193,919,129)
Depreciation and amortization		83,487,809		9,146,072		3,324,447		1,194,664		600,027		—		97,753,019
Net cost for the period of employee benefits		35,212,980		33,742,361		7,306,891		8,967,083		17,601,889		—		102,831,204
Acquisitions of fixed assets		160,797,360		26,919,019		3,519,963		2,563,207		819,288		—		194,618,837

Year ended December 31, 2010:
Sales
Trade	Ps.	—	Ps.	533,722,826	Ps.	125,391,708	Ps.	24,738,801	Ps.	592,907,683	Ps.	—	Ps.	1,276,761,018
Intersegment		980,603,172		68,864,848		74,064,806		16,587,113		306,866,463		(1,446,986,402)		—
Services income		—		3,469,042		—		—		46,364,151		(44,529,901)		5,303,292
Cost of sales		236,169,274		711,894,429		187,108,924		46,414,268		896,297,562		(1,446,529,412)		631,355,045

Gross income (loss)		744,433,898		(105,837,713)		12,347,590		(5,088,354)		49,840,735		(44,986,891)		650,709,265
Total general expenses		32,370,161		49,435,633		11,143,239		9,906,458		44,703,183		(43,305,943)		104,252,731

Operating income (loss)		712,063,737		(155,273,346)		1,204,351		(14,994,812)		5,137,552		(1,680,948)		546,456,534
Other revenues		(7,137,804)		74,799,496		940,582		315,205		1,102,140		1,565,909		71,585,528
Comprehensive financing result		(20,888,539)		(2,238,951)		2,856,243		(38,918)		8,231,872		108,955		(11,969,338)
Interest paid		(49,690,987)		(5,088,732)		(7,714,889)		(155,553)		(108,655,298)		96,923,377		(74,382,082)
Interest received		13,907,031		1,027,142		10,284,938		175,771		113,664,951		(96,814,422)		42,245,411
Exchange (loss) gain		14,895,417		1,822,639		286,194		(59,136)		3,222,219		—		20,167,333
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		143,187		—		422,515		—		(53,908,778)		54,883,764		1,540,688
Taxes and duties		649,813,771		—		1,651,736		34,562		2,640,580		—		654,140,649

Net income (loss)		34,366,810		(82,712,801)		3,771,955		(14,753,087)		(42,077,794)		54,877,680		(46,527,237)
Current assets		740,040,846		371,822,357		100,395,835		90,172,530		917,048,063		(1,903,569,092)		315,910,539
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		753,219		157,094		1,983,237		—		393,300,226		(385,077,696)		11,116,080
Wells, pipelines, properties, plant and equipment		789,473,758		201,826,731		42,383,097		17,793,522		9,910,793		—		1,061,387,901
Total assets		1,532,989,752		574,161,377		145,041,538		109,125,112		1,878,731,690		(2,844,852,889)		1,395,196,580
Current liabilities		433,338,544		323,872,240		29,850,392		17,323,008		1,294,574,158		(1,891,704,714)		207,253,628
Long-term debt		532,529,418		30,896,536		2,855,608		318,043		561,793,958		(553,222,766)		575,170,797
Reserve for employee benefits		228,029,915		225,323,759		55,740,944		62,105,361		90,165,086		—		661,365,065

(Continued)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Total liabilities		1,249,247,867		587,354,957		94,353,467		80,046,330		1,955,267,780		(2,459,771,710)		1,506,498,691
Equity		283,741,885		(13,193,580)		50,688,071		29,078,782		(76,536,090)		(385,081,179)		(111,302,111)
Depreciation and amortization		82,244,686		8,906,150		3,531,638		1,165,828		633,479		—		96,481,781
Net cost for the period of employee benefits		38,822,191		38,974,527		7,768,779		10,617,542		18,092,002		—		114,275,041
Acquisitions of fixed assets		176,378,713		24,585,557		3,631,301		2,217,343		1,209,831		—		208,022,745

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2009:
Sales
Trade	Ps.	—	Ps.	466,238,779	Ps.	111,245,384	Ps.	18,885,357	Ps.	488,260,295	Ps.	—	Ps.	1,084,629,815
Intersegment		827,653,321		61,000,823		60,722,516		31,068,976		215,206,070		(1,195,651,706)		—
Services income		—		3,376,277		—		—		43,559,432		(41,644,193)		5,291,516
Cost of sales		220,418,954		615,983,931		164,253,248		58,813,358		696,981,474		(1,195,608,182)		560,842,783

Gross income		607,234,367		(85,368,052)		7,714,652		(8,859,025)		50,044,323		(41,687,717)		529,078,548
Total general expenses		30,868,207		44,330,942		12,441,773		11,396,339		42,425,846		(40,954,107)		100,509,000

Operating income (loss)		576,366,160		(129,698,994)		(4,727,121)		(20,255,364)		7,618,477		(733,610)		428,569,548
Other revenues		(4,554,980)		40,826,235		1,018,719		562,183		1,170,399		746,203		39,768,759
Comprehensive financing result		(27,778,182)		(157,022)		2,748,592		100,489		9,778,256		—		(15,307,867)
Interest paid		(48,698,896)		(10,516,967)		(14,304,400)		(158,862)		(89,050,953)		84,429,983		(78,300,095)
Interest received		8,642,352		10,213,330		17,387,615		239,168		96,255,149		(84,429,983)		48,307,631
Exchange (loss) gain		12,278,362		146,615		(334,623)		20,183		2,574,060		—		14,684,597
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		—		—		524,258		—		(103,506,108)		102,214,622		(767,228)
Taxes and duties		538,596,544		3,309,822		692,647		290,507		3,743,538		—		546,633,058

Net income (loss)		5,436,454		(92,339,603)		(1,128,199)		(19,883,199)		(88,682,514)		102,227,215		(94,369,846)

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in the consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

Year ended December 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	1,270,854,326	Ps.	703,698,643	Ps.	208,111,307	Ps.	43,445,669	Ps.	1,246,062,596
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)

Total consolidated sales	Ps.	1,270,839,926	Ps.	700,452,352	Ps.	207,227,505	Ps.	43,438,015	Ps.	1,245,370,424

Operating income (loss):
By segment		981,895,225		(257,569,039)		(1,934,492)		(11,566,865)		10,164,740
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719
Less capitalized refined products		(4,520,495)		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—

Consolidated income (loss)	Ps.	977,481,188	Ps.	(290,018,683)	Ps.	(4,028,383)	Ps.	(12,315,909)	Ps.	9,634,287

Net income (loss):
By segment		63,410,805		(107,041,786)		562,792		(11,971,321)		(47,528,276)
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719
Less capitalized refined products		(4,520,495)		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		(40,244,480)
Less amortization of capitalized interest		118,981		—		—		—		—

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Consolidated net income (loss)	Ps.	58,989,356	Ps.	(139,491,430)	Ps.	(1,531,099)	Ps.	(12,720,365)	Ps.	(88,303,209)

Assets:
By segment		1,693,164,429		677,240,386		152,524,413		111,829,414		2,047,840,002
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		8,254,430
Less unrealized gain due to production cost valuation of inventory		(12,523)		(68,041,378)		(2,264,645)		(2,235,205)		(11,136,218)
Less capitalized refined products		(4,520,495)		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		(40,244,480)
Less amortization of capitalized interest		(2,736,572)		—		—		—		—

Consolidated assets	Ps.	1,685,887,427	Ps.	604,779,078	Ps.	149,301,746	Ps.	109,586,555	Ps.	2,004,713,734

Liabilities:
By segment		1,343,156,185		756,848,808		100,015,320		93,718,925		2,150,406,420
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)

Consolidated liabilities	Ps.	1,343,156,185	Ps.	756,848,808	Ps.	100,015,320	Ps.	93,718,925	Ps.	2,148,304,286

Year ended December 31, 2010:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	979,563,741	Ps.	605,155,570	Ps.	199,151,783	Ps.	41,305,870	Ps.	946,828,328
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		(690,031)

Total consolidated sales	Ps.	980,603,172	Ps.	606,056,716	Ps.	199,456,514	Ps.	41,325,914	Ps.	946,138,297

Operating income (loss):
By segment		711,060,304		(159,167,274)		590,908		(14,888,786)		3,403,103
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		690,031
Less unrealized gain due to production cost valuation of inventory		(154,979)		2,992,782		308,712		(126,070)		1,044,418
Less amortization of capitalized interest		118,981		—		—		—		—

Total operating income (loss)	Ps.	712,063,737	Ps.	(155,273,346)	Ps.	1,204,351	Ps.	(14,994,812)	Ps.	5,137,552

Net income (loss):
By segment		33,359,800		(86,606,729)		3,158,512		(14,647,061)		(50,955,049)
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		690,031
Less unrealized gain due to production cost valuation of inventory		(154,979)		2,992,782		308,712		(126,070)		1,044,418
Less equity method for unrealized profits		3,577		—		—		—		7,142,806
Less amortization of capitalized interest		118,981		—		—		—		—

Consolidated net income (loss)	Ps.	34,366,810	Ps.	(82,712,801)	Ps.	3,771,955	Ps.	(14,753,087)	Ps.	(42,077,794)

Assets:
By segment		1,535,841,727		614,173,040		146,170,314		110,618,926		1,869,920,721
Less unrealized intersegment sales		—		(1,173,638)		(74,220)		—		(4,785,455)
Less unrealized gain due to production cost valuation of inventory		—		(38,838,025)		(1,054,556)		(1,493,814)		6,453,618
Less equity method for unrealized profits		3,577		—		—		—		7,142,806
Less amortization of capitalized interest		(2,855,552)		—		—		—		—

Consolidated assets	Ps.	1,532,989,752	Ps.	574,161,377	Ps.	145,041,538	Ps.	109,125,112	Ps.	1,878,731,690

Liabilities:
By segment		1,249,247,867		587,354,957		94,353,467		80,046,330		1,956,677,742
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(1,409,962)

Consolidated liabilities	Ps.	1,249,247,867	Ps.	587,354,957	Ps.	94,353,467	Ps.	80,046,330	Ps.	1,955,267,780

Year ended December 31, 2009::	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	828,692,752	Ps.	532,690,663	Ps.	172,346,851	Ps.	49,974,377	Ps.	747,745,727
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)

Consolidated sales	Ps.	827,653,321	Ps.	530,615,879	Ps.	171,967,900	Ps.	49,954,333	Ps.	747,025,797

Operating income (loss):
By segment		577,250,612		(85,793,404)		(2,984,902)		(18,867,575)		8,231,066
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less unrealized intersegment revenues		154,979		309,350		56,502		2,988		107,341
Less unrealized gain due to production cost valuation of inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—

Consolidated income (loss)	Ps.	576,366,160	Ps.	(129,698,994)	Ps.	(4,727,121)	Ps.	(20,255,364)	Ps.	7,618,477

Net income (loss):
By segment		6,320,906		(48,434,013)		614,010		(18,495,410)		(39,537,286)
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less unrealized intersegment revenues		154,979		309,350		56,512		2,988		107,341
Less unrealized gain due to production cost valuation of inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less equity method for unrealized profits		—		—		—		—		(48,532,639)

Consolidated net income (loss)	Ps.	5,436,454	Ps.	(92,339,603)	Ps.	(1,128,199)	Ps.	(19,883,199)	Ps.	(88,682,514)

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Supplemental geographic information:

	2011		2010		2009
Domestic sales	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519
Export sales:
United States		613,805,564		491,091,912		400,445,291
Canada; Central and South America		34,921,636		16,875,503		10,636,415
Europe		70,567,172		56,526,837		46,877,837
Other		53,670,990		28,413,431		30,300,753

Total export sales	Ps.	772,965,362	Ps.	592,907,683	Ps.	488,260,296
Services income		6,265,586		5,303,292		5,291,516

Total sales	Ps.	1,558,428,922	Ps.	1,282,064,310	Ps.	1,089,921,331

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	2011		2010		2009
Domestic Sales
Crude petroleum	Ps.	—	Ps.	—	Ps.	—
Refined petroleum products and derivatives (gasolines)		676,407,259		583,747,164		513,433,566
Gas		65,847,550		68,731,777		59,915,812
Petrochemical products		36,943,165		31,374,394		23,020,141

Total domestic sales	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519

Export Sales
Crude petroleum	Ps.	614,161,757	Ps.	452,906,600	Ps.	343,930,095
Refined petroleum products and derivatives (gasolines)		73,015,036		61,156,894		60,258,367
Gas		18,182		401,460		1,023,193
Petrochemical products		3,231,426		3,108,686		1,683,653
Sales by subsidiaries to third parties		82,538,961		75,334,043		81,364,988

Total export sales	Ps.	772,965,362	Ps.	592,907,683	Ps.	488,260,296

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

NOTE 20—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, PEP’s contribution scheme continues to be established by the Ley Federal de Derechos (Federal Duties Law), with the fiscal regime for PEMEX (other than PEP) determined by the Ley de Ingresos de la Federación (Federal Revenue Law).

This regime was modified on October 1, 2007, on November 13, 2008 and again on November 27, 2009. In addition, new modifications entered into effect on January 1, 2011, including the following:

i.	Campos marginales, (“marginal fields”), as defined by the Federal Duties Law or authorized by the SHCP, were added to the “special regime” of taxes consisting of the Special Hydrocarbons Duty, the Additional Hydrocarbons Duty and the Extraction of Hydrocarbons Duty. The taxes applicable to marginal fields vary depending on the level of production of the field, with production above a certain threshold subject to the special regime and production below the threshold subject to the general regime, including the Ordinary Hydrocarbons Duty. The special regime previously applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

ii.	In 2011, the list of fields defined as marginal fields was published in a transition law, which provided that the SHCP would authorize any modifications to such list by November 30 of each year for the following fiscal year.

iii.	The Additional Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Special Hydrocarbons duty will apply to all production from the Paleocanal de Chicontepec (both segregated and general fields) and the deep waters in the Gulf of Mexico, and to production from marginal fields in excess of an annual “base” level of production.

The fiscal regime for PEMEX for 2011 contemplates the following duties:

(a)	Ordinary Hydrocarbons Duty (“DOSH”)—During 2011 and 2010, the applicable rates of this duty were 72.50% and 73.00%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

During 2011, PEP made daily, weekly and monthly advance payments in the amounts of Ps. 184,499,470, Ps. 184,499,432 and Ps. 363,571,787, respectively, totaling Ps. 732,570,689, which amount was credited to the annual payment of the DOSH. During 2010, PEP made daily, weekly and monthly advance payments in the amounts of Ps. 182,051,780, Ps. 182,051,636 and Ps. 178,669,965, respectively, totaling Ps. 542,773,381, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference,” in accordance with FRS D-4. (Not applicable) These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

Production that is subject to the special regime is not subject to the DOSH.

(b)	Hydrocarbons Duty for the Stabilization Fund—PEP must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(c)	Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law U.S. $65 and U.S. $59 during 2011 and 2010, respectively, times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Duty for Scientific and Technological Research on Energy—During 2011 and 2010, this duty was applied at a rate of 0.50% and 0.40%, respectively, to the value of the extracted production of crude oil and natural gas for the year.

(e)	Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

(f)	Sole Hydrocarbons Duty—This duty applied in 2010 to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuated between 37% and 57%, depending on the weighted average Mexican crude oil export price. This duty is no longer applicable as of January 1, 2011.

(g)	Extraction of Hydrocarbons Duty— In 2011 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i.	Fields in the Paleocanal de Chicontepec, both as a whole and to the fields that have been segregated under the Federal Duties Law;

ii.	The deep waters in the Gulf of Mexico (during 2011, no crude oil or natural gas was produced from such fields); and

iii.	The value of the production above a certain threshold from marginal fields, with the base production from these fields subject to the general regime.

In each case, certain deductions are subtracted from the owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h)	Special Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied at a rate between 30% and 36%, to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec and deep waters, as well as to the value of the production above a certain threshold from marginal fields, minus (in each case), certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i)	Additional Hydrocarbons Duty—This duty is determined by applying a 52% rate to the amount realized in excess of U.S. $63.91 and $60.00 (for 2011 and 2010, respectively) per barrel of crude oil. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. Producer Price Index.

(j)	IEPS Tax—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2011, 2010 and 2009, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, PEMEX recognized in 2011, 2010 and 2009 revenue of approximately Ps. 178,861,838, Ps. 73,582,280 and Ps. 37,247,260, respectively.

(k)	Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than PEP, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2011, 2010 and 2009, PEMEX generated an IRP as follows:

	2011		2010		2009
Current IRP	Ps.	555,333	Ps.	2,271,848	Ps.	2,464,890
Deferred IRP		153,136		187,709		37,761

Total IRP	Ps.	708,469	Ps.	2,459,557	Ps.	2,502,651

During 2011, Petróleos Mexicanos and the Subsidiary Entities, other than PEP, made daily and weekly payments of Ps. 750,805 and Ps. 750,672, respectively, as determined by the SHCP, for an overall total of Ps. 1,501,477 credited to the annual payment of the IRP. During 2010, the total daily and weekly payments determined by the SHCP were Ps. 1,198,660 and Ps. 1,225,848, respectively, for an overall total of Ps. 2,424,508 credited to the annual payment.

The 2011 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2012, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos must comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos is solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

The principal factors generating the deferred IRP are the following:

	2011		2010
Deferred IRP asset:
Advances from customers	Ps.	43,948	Ps.	38,530
Provision for contingencies and others(1)		442,674		214,320
Environmental reserve		5,857		5,857
Allowance for doubtful accounts		69,231		30,882
Allowance for slow moving and obsolete inventory		79,358		64,236

Total deferred IRP asset, net		641,068		353,825
Valuation reserve		(40,016)		—

Deferred IRP asset, net		601,052		353,825
Deferred IRP liability:
Prepaid insurance accrual		(11)		(10,681)
Properties, plant and equipment		(5,985,570)		(5,574,537)

		(5,985,581)		(5,585,218)

Net long-term deferred IRP liability	Ps	. (5,384,529)	Ps.	(5,231,393)

(1)	Includes deferred IRP from Petróleos Mexicanos and PGPB.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2011		2010		2009
Expected IRP expense (benefit)	Ps	. 1,331,719	Ps.	3,789,806	Ps.	2,880,838
Increase (decrease) resulting from:
Tax effect of inflation, net		(1,416,820)		(1,451,240)		(915,759)
Difference between accounting and tax depreciation		171,248		(186,344)		(1,104,432)
Non-taxable loss sharing in subsidiaries, affiliates and others		14,826		(15,558)		(430,984)
Non-deductible expenses		681,254		189,219		2,066,042
Other, net		(73,758)		133,674		6,946

IRP expense	Ps.	708,469	Ps.	2,459,557	Ps.	2,502,651

(l)	Value Added Tax (“VAT”)—For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax liability.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

For the years ended December 31, 2011, 2010 and 2009, the Subsidiary Companies incurred the following income tax expense:

	2011	2010	2009
Current income tax	Ps. 4,771,594	Ps. 1,629,875	Ps. 1,900,467
Deferred income tax	(1,151,063)	94,931	(144,619)

	Ps. 3,620,531	Ps. 1,724,806	Ps. 1,755,848

The principal factors generating the deferred income tax are the following:

	2011		2010
Deferred income tax asset:
Allowances:	Ps.	580,041	Ps.	621,843
Advance payments from clients		16,736		36,759
Losses from prior years		1,056,992		21,691
Non-recoverable accounts		26,390		24,721
Derivative financial instruments		15,065		99,012

Total deferred income tax asset		1,695,224		804,026

Deferred income tax liability:
Properties, plant and equipment		(1,268,126)		(2,774,652)
Capital leases		(718,189)		—
Other		(542,213)		(13,741)

Total deferred income tax liability		(2,528,528)		(2,788,393)

Net long-term deferred income tax liability	Ps.	(833,304)	Ps.	(1,984,367)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2011	2010	2009
Expected income tax expense	Ps. 3,319,998	Ps. 1,198,550	Ps. 1,837,132
Increase (decrease) resulting from:
Tax effect of inflation, net	24,352	(34,055)	(80,936)
Difference between accounting and tax depreciation	4,783	216,164	—
Non-deductible expenses	153,856	344,147	—
Others, net	117,542	—	(348)

Income tax expense	Ps. 3,620,531	Ps. 1,724,806	Ps. 1,755,848

NOTE 21—SUBSEQUENT EVENTS:

On January 1, 2012, the Derecho para regular la exploración y explotación de hidrocarburos (Tax to regulate the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”) became effective, providing for a tax of 0.03% on the annual value of crude petroleum and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. The Hydrocarbons Exploration Tax for 2012 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the monthly advance payments made during the fiscal year will be credited to that amount.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

From January 12, 2012 to March 16, 2012, PMI HBV obtained U.S. $2,694,000 and paid U.S. $2,544,000 under a revolving line of credit.

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by PEP, PR and PGPB.

On March 13, 2012, an equity swap expired and was renewed with the same characteristics and conditions. This equity swap will expire on March 13, 2013 (see Note 12(v)).

On March 16, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $115.54 per barrel; this price increased by approximately 9.0% as compared to the average price as of December 31, 2011, which was U.S. $105.96 per barrel.

On March 16, 2012, the Mexican peso-U.S. dollar exchange rate was Ps. 12.6719 per dollar, which represents a 10.4% appreciation in dollar terms as compared to the exchange rate as of December 31, 2011, which was Ps. 13.9904 per U.S. dollar.

Adoption of International Financial Reporting Standards

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), adjusted its regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), including PEMEX, to adopt International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) beginning in 2012.

In response to these requirements, PEMEX is currently in the process of finalizing its initial statement of financial position as of January 1, 2011 (the “transition date”) and its consolidated financial statements as of December 31, 2011 (the “comparative year of adoption”) under IFRS, relying for this purpose the IFRSs effective as of that date.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

In order to determine its initial statement of financial position and comparative adoption statement of financial position based on IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), PEMEX will adjust the amounts previously reported in its financial statements prepared under Mexican FRS. The main effects and changes to accounting policies resulting from the adoption of IFRS are the following:

(a) Optional Exceptions Under IFRS

Exception to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS (or ASC 932, in the case of wells), provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS, or ASC 932 in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for borrowing costs.

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs” (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively as of the transition date.

Exception for accumulated currency translation effects

IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

Exception for employee benefits

With respect to defined employee benefit plans, IFRS 1 allows entities to avoid retrospective application of IAS 19, “Employee Benefits” for the recognition of actuarial gains and losses. In accordance with this exception, PEMEX has chosen to recognize all cumulative actuarial gains and losses as of the transition date against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. In cases where no such legal obligation exists, termination benefits are recognized in the net gain (loss) for the period as they are incurred. Under Mexican FRS, termination benefits are recognized when payment is considered probable based on the historical patterns of severance pay. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

(b) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously made under the entity’s previous accounting principles, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

(c) Other policy changes

Recognition of inflationary effects

Beginning with the year 2012, PEMEX’s financial information is subject to the provisions of IAS 29, “Financial Reporting in Hyperinflationary Economies.” Under this IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

(d) Reconciliation from Mexican FRS to IFRS

The figures presented by PEMEX under IFRS represent PEMEX’s best estimates and are subject to adjustment pending the result of the ongoing revision and auditing of the IFRS financial statements. Taking into account the disclosure requirements of INIF 19, Cambio Derivado de la Adopción de NIIF (Change Resulting from the Adoption of IFRS) under Mexican FRS, as well as IFRS 1, the following table presents the reconciliation of the main statement of financial position and statement of operations items from Mexican FRS to IFRS as of and for the year ended December 31, 2011:

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

	As of December 31, 2010
Consolidated Statement of financial position	Mexican FRS		Adjustments		IFRS
Cash and cash equivalents(3)	Ps.	117,100,111	Ps.	(2,564,900)	Ps.	114,535,211
Wells, pipelines, properties, plant and equipment—Net(1)		1,152,505,680		297,875,479		1,450,381,159
Other Assets—Net(3)		10,455,680		2,564,900		13,020,580
Total Assets		1,533,344,976		297,875,479		1,831,220,455
Reserve for employee benefits(2)		731,016,999		111,940,373		842,957,372
Total liabilities		1,727,264,105		111,940,373		1,839,204,478
Total equity(1)(2)(4)		(193,919,129)		185,935,106		(7,984,023)
Total liabilities and equity		1,533,344,976		297,875,479		1,831,220,455

	For the year ended December 31, 2010
Statement of Operations	Mexican FRS		Adjustments		IFRS
Cost of sales and operating costs and expenses(1)(2)	Ps.	877,003,597	Ps.	(10,883,598)	Ps.	866,119,999
Operating income		681,425,325		10,883,598		692,308,923
Net loss for the year		(91,483,321)		10,883,598		(80,599,723)

(e) Notes to the reconciliation

(1) Wells, pipelines, properties, plant and equipment:

Based on IFRS 1, PEMEX elected to apply the exception for fair value as deemed cost for pipelines, properties, marine platforms and drilling equipment for the initial statement of financial position under IFRS at January 1, 2011. As a result, the net carrying value of these assets increased by Ps. 297,875,479 from the net carrying value under Mexican FRS, with the increase recognized against the initial balance of accumulated losses under IFRS as of the transition date. The aggregate fair value (net of depreciation and amortization) of PEMEX’s fixed assets as of the transition date was Ps. 1,450,381,159.

As of December 31, 2011, the net effect of depreciation, amortization and impairment for the year was recognized as a charge of Ps. 23,518,156 in cost of sales and operating costs and expenses, which was offset against wells, pipelines, properties, plant and equipment in the statement of financial position.

(2) Employee benefits:

PEMEX applied the IFRS 1 exception for employee benefits, as described above. As a result, the unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 122,873,108 were recognized against accumulated losses on the initial statement of financial position as of the transition date.

(Continued)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Figures stated in thousands)

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,758 credited to accumulated losses on the initial statement of financial position under IFRS as of the transition date.

As of December 31, 2011, the net effect in the reserve for employee benefits was a decrease of Ps. 8,446,977, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 25,954,777 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,401,754.

(3) Cash and cash equivalents:

Under FRS C-1, “Cash and cash equivalents,” restricted cash must be classified as part of cash and cash equivalents on the statement of financial position. However, under IFRS, restricted cash is not considered cash and cash equivalents and is classified under long-term assets. As a result, PEMEX reclassified Ps. 2,564,900 of restricted cash from “cash and cash equivalents” under Mexican FRS to “other assets” under IFRS.

(4) Accumulated currency conversion effect

Under IFRS 1, as of January 1, 2011, PEMEX chose to reduce the cumulative currency conversion effect of Ps. 4,628,672 recognized under FRS to zero, and applied this amount against accumulated losses in the initial statement of financial position. This reclassification did not affect the total value of equity.

(Continued)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ MAURICIO ALAZRAKI PFEFFER
Name: Mauricio Alazraki Pfeffer
Title: Deputy Director of Treasury

Date: April 4, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.